Exhibit(a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(including the Associated Series A Participating Preferred Stock Purchase Rights)
of
ElkCorp
at
$40.50 Net Per Share in Cash
by

CGEA Investor, Inc.
a wholly owned subsidiary of

CGEA Holdings, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 14, 2007 UNLESS THE OFFER IS EXTENDED.

CGEA Investor, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of CGEA Holdings, Inc. (“Parent”), is offering to purchase for cash all outstanding shares of common stock, par value $1.00 per share (together with the Series A Participating Preferred Stock purchase rights (the “Rights”), the “Shares”), of ElkCorp, a Delaware corporation (the “Company”), at a price of $40.50 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 18, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”). The Offer is being made in connection with the Amended and Restated Agreement and Plan of Merger, dated as of January 15, 2007 among Parent, Purchaser and the Company (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation (the “Merger”).

According to the Company’s public filing, the Company’s board of directors (the “Board”), upon the unanimous recommendation of a special committee of the Board (the “Special Committee”), has unanimously (with two directors who are senior executives of the Company abstaining) recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to various conditions. A summary of the principal terms of the Offer appears on pages 1 through 4.

The Dealer Manager for the Offer is Merrill Lynch & Co.

IMPORTANT

If you wish to tender all or any of your Shares prior to the expiration of the Offer, you should either (1) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal included with this Offer to Purchase, have your signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, mail or deliver the Letter of Transmittal (or such facsimile thereof) and any other required documents to the Depositary for the Offer and either deliver the certificates for such Shares to the Depositary for the Offer along with the Letter of Transmittal (or a facsimile thereof), deliver such Shares pursuant to the procedures for book-entry transfers set forth in Section 3 of this Offer to Purchase or, if applicable, provide instructions to tender such Shares pursuant to the procedures for Shares held in the Company’s Employee Stock Ownership Plan (the “ESOP”) as set forth in Section 3 of this Offer to Purchase or (2) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you have Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender your Shares.

A stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3.

Any questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

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SUMMARY TERM SHEET

This summary term sheet highlights the material provisions of the Offer to Purchase and may not contain all the information that is important to you. This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase, and the information contained in this summary is qualified in its entirety by the fuller terms, descriptions and explanations contained in this Offer to Purchase and in the related Letter of Transmittal. The following are some of the questions you, as a stockholder of the Company, may have and answers to those questions. You are urged to carefully read this entire Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”) before making any decision on whether to tender your Shares.

Unless the context requires otherwise, all references in this Summary Term Sheet to “Purchaser,” “we,” “us,” or “our” are to CGEA Investor, Inc.

Who is offering to purchase my Shares of the Company’s Common Stock?

•	Purchaser is offering to purchase your Shares. Purchaser was formed by Carlyle Partners IV, L.P. (“Sponsor”), an investment fund affiliated with The Carlyle Group, Inc., a global private equity firm, solely for purposes of entering into a transaction with, and acquiring control of, ElkCorp, a Delaware corporation (the “Company”), and consummating the Offer and the other transactions contemplated by the Amended and Restated Agreement and Plan of Merger dated as of January 15, 2007, among Purchaser, Parent and the Company (the “Merger Agreement”), including arranging the related financing transactions. Purchaser has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Purchaser was incorporated in Delaware in December 2006.

•	See Section 9 for more information on Purchaser and its affiliates.

What are we seeking to purchase, at what price, and do I have to pay any brokerage or similar fees to tender?

•	We are offering to purchase all outstanding shares of common stock, par value $1.00 per share (together with the Series A Participating Preferred Stock purchase rights, “Shares”) at a price of $40.50 net per Share in cash (subject to applicable withholding taxes) (the “Offer Price”), without interest, upon the terms and subject to the conditions contained in this Offer to Purchase and in the related Letter of Transmittal. The proposed price of $40.50 per Share represents an approximate 61% premium over the Company’s closing price of the Shares on November 3, 2006 ($25.18 per Share), the trading day immediately preceding the Company’s announcement of its sale process.

•	If you are the record owner of your Shares and you tender your Shares to the Purchaser and its affiliates in the Offer, you will not have to pay any brokerage or similar fees. However, if you own your Shares through a broker or other nominee, your broker or nominee may charge you a fee to tender. You should consult your broker or nominee to determine whether any charges will apply.

•	See the Introduction and Section 16 for more information.

Why are we making the Offer?

•	We are making the Offer because we believe it is the most efficient method for obtaining control of, and acquiring the entire equity in, the Company. On December 18, 2006, we entered into an Agreement and Plan of Merger with the Company and Parent (the “Original Merger Agreement”) pursuant to which we intended to acquire the outstanding shares of the Company in a one-step merger that would have required the affirmative vote of a majority of the Company’s shareholders. Under the new Merger Agreement, we are required to commence the Offer as the first step in our plan to acquire all the outstanding Shares, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into the Company and the Company will be the surviving corporation (the “Merger”). Our revised two-step structure allows shareholders to receive consideration for their Shares more promptly.

•	See the Introduction and Section 11 for more information.

If I tender my Shares, will I continue to receive cash dividends declared and paid by the Company?

•	If you validly tender your Shares to the depositary as described below, you will still retain ownership of your Shares until such time as the Offer is successfully consummated and we accept your Shares for payment. As a result, until such time as the Offer is successfully completed and we accept your Shares for payment, you will still be entitled to receive any regular cash dividends applicable to your Shares that the Company declares and pays prior to such completion. See Section 13 for more information.

How long do I have to decide whether to tender into the Offer?

•	You have until the expiration of the Offer to tender your Shares. The Offer currently is scheduled to expire at midnight, New York City time, on February 14, 2007. If the Offer is extended, we will issue a press release announcing the extension on or before 9:00 a.m., New York City time, on the first business day following the date on which the Offer was scheduled to expire.

•	The Offer may also be extended through a subsequent offering period after the completion of a purchase of Shares tendered in the Offer, assuming satisfaction of the Minimum Condition (described below). A subsequent offering period is an additional period of time beginning after we have completed the purchase of Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the same consideration paid in the Offer. We do not currently intend to provide a subsequent offering period. See Section 1 for more information.

What are the conditions to the Offer?

•	We are not obligated to purchase any tendered Shares if, as of the Expiration Date:

•	A number of Shares which represents more than one-half of the number of Shares outstanding on a fully diluted basis has not been validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”).

•	The Company shall not have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Date, and such failure to perform shall not have been cured prior to the Expiration Date.

•	There occurs and is continuing any “Company Material Adverse Effect” (as defined in the Merger Agreement).

•	A governmental entity shall have enacted, issued or entered any restraining order, injunction or similar order or legal restraint or prohibition which remains in effect that enjoins or otherwise prohibits consummation of the Offer or the Merger.

•	The Merger Agreement shall have been terminated by the Company, Purchaser or Parent in accordance with its terms.

•	Any of the representations and warranties of the Company shall not be true and correct in all respects as of the date upon which such representations and warranties must be true and correct except (subject to certain exceptions as specified in the Merger Agreement) where the failure to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect.

•	More information on the conditions to the consummation of the Offer may be found in the Introduction and Section 14.

Does the Purchaser have the financial resources to pay the purchase price in the Offer?

•	Yes. The Offer is not subject to any financing condition. The Purchaser has obtained financing commitments from Bank of America, N.A., Merrill Lynch Capital Corporation, General Electric Capital Corporation, Banc of America Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated and has received a commitment from the Sponsor to make an equity contribution to the Purchaser of up to $461.5 million to fund the purchase of the Shares in the Offer. See Section 12 for more information.

Can I tender Shares I hold indirectly through the Company’s Employee Stock Ownership Plan?

•	Yes. Participants (including beneficiaries and alternate payees) in ElkCorp’s ESOP are eligible to tender Shares held for their benefit in the ESOP. You will receive a Trustee Direction Form which includes directions on how to tender such

Shares. Your directions must be received by the trustee of the ESOP by 12:00 noon, New York City time, on the business day prior to the expiration of the Offer. See Section 3 for more information.

Can I tender Shares I hold indirectly through the Company’s Employee Stock Purchase Plan or Peak Performance Contractor Program?

•	Yes. Participants in the Company’s Employee Stock Purchase Plan and Peak Performance Contractor Program (the “Purchase Plans”) are eligible to tender Shares they hold indirectly through such Purchase Plans. In order to tender their Shares, participants in the Purchase Plans must complete the Letter of Transmittal and deliver it to the Depository no later than two business days prior to the expiration of the Offer.

How do I accept the Offer and tender my Shares?

•	To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Mellon Investor Services LLC, the depositary for the Offer, not later than the time the Offer expires. If your Shares are held in street name (i.e., through a broker, dealer or other nominee), the Shares can be tendered by your nominee through Mellon Investor Services LLC (the “Depositary”). If you hold your Shares through one of the Purchase Plans, you must deliver your Letter of Transmittal to the Depository no later than two business days prior to the expiration of the Offer. If you hold your Shares through the ESOP, you must instruct the trustee of the ESOP in accordance with the Trustee Direction Form by 12:00 noon, New York City time, on the business day prior to the expiration of the Offer. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three New York Stock Exchange trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three trading-day period. See Section 3 for more information.

If I accept the Offer, when will I get paid?

•	If the conditions to the Offer as set forth in the Introduction and Section 14 are satisfied and we consummate the Offer and accept your Shares for payment, you will receive a check in an amount equal to the number of Shares you tendered multiplied by $40.50 (subject to adjustment for applicable withholding taxes), promptly following expiration of the Offer. See Section 2 for more information.

Can I withdraw my previously tendered Shares?

•	You may withdraw all or a portion of your tendered Shares by delivering written, telegraphic or facsimile notice to the Depositary prior to the expiration of the Offer. Further, if we have not agreed to accept your Shares for payment by March 18, 2007, you can withdraw them at any time after that date until we do accept your Shares for payment. Once Shares are accepted for payment, they cannot be withdrawn. Participants in the Purchase Plans who wish to withdraw all or a portion of their tendered Shares must deliver written, telegraphic or facsimile notice of withdrawal to the Depository no later than two business days prior to the expiration of the Offer. Participants in the ESOP who wish to withdraw their shares must submit a new Trustee Direction Form indicating the withdrawal by 12:00 noon, New York City time, on the business day prior to the expiration of the Offer. See Section 4 for more information.

•	We do not currently intend to provide a subsequent offering period following the Offer. In the event that we elect to provide a subsequent offering period, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment. See Section 1 for more information.

What does the board of directors of the Company think of the Offer?

•	According to the Company’s public filing, the Company’s board of directors, acting upon the unanimous recommendation of the Special Committee, has unanimously (with Thomas D. Karol and Richard A. Nowak abstaining) adopted resolutions: determining that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair and in the best interests of the Company and its stockholders, and declaring it advisable, to enter into the Merger Agreement; (ii) approving the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; (iii) recommending that the stockholders of the Company tender their

Shares in the Offer or otherwise approve the adoption of the Merger Agreement, if applicable, (iv) rendering the Rights and the limitations on business combinations contained in Section 203 of the DGCL and in Article Thirteenth of the Company’s Restated Certificate of Incorporation inapplicable to the Offer, the Merger Agreement and the transactions contemplated thereby; and (v) electing that the Offer and the Merger, to the extent of the board of directors’ power and authority and to the extent permitted by law, not to be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to the Merger Agreement.

If I do not tender but the Offer is successful, what will happen to my Shares?

•	If the Offer is successful, we will own a sufficient number of Shares to cause the Merger to occur. Therefore, if the Offer is successful and you have not tendered your Shares (and have not exercised your appraisal rights, as described below), you will receive the same price per Share as you would have received had you tendered into the Offer, but you will not receive the Merger Consideration until after the Merger is consummated. If we do not acquire a sufficient number of Shares to cause the Merger to occur without a meeting of stockholders pursuant to Delaware’s short-form merger statute, remaining holders of Shares will not receive their Merger Consideration until the stockholder vote occurs and the Merger is thereafter completed.

Are appraisal rights available in either the Offer or the proposed Merger?

•	Appraisal rights are not available in the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”). Holders of Shares must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights. The value you would receive if you perfect appraisal rights could be more or less than the price per Share to be paid in the proposed Merger. See the Introduction for more information.

What are the U.S. federal income tax consequences of the Offer?

•	The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger is a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, you will recognize, for U.S. federal income tax purposes, capital gain or loss equal to the difference between your adjusted tax basis in the Shares surrendered and the amount of cash you receive for those Shares. You should consult your tax advisor on the tax implications of tendering your Shares. See Section 5 for more information.

What is the market value of my Shares as of a recent date?

•	The proposed price of $40.50 per share represents an approximate 61% premium over the Company’s closing price on November 3, 2006 ($25.18 per share), the trading day immediately preceding the Company’s announcement of its sale process. You should obtain a recent quotation for your Shares before deciding whether or not to tender. See Section 6 for more information.

Whom can I call with questions?

•	You can call Innisfree M&A Incorporated, our Information Agent, toll-free at (888) 750-5834, or collect at (212) 750-5833 with any questions you may have.

To the Holders of Shares of Common Stock of ElkCorp:

INTRODUCTION

CGEA Investor, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of CGEA Holdings, Inc., a Delaware corporation (“Parent”), hereby offers to purchase all the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of ElkCorp, a Delaware corporation (the “Company”), together with the associated Series A Participating Preferred Stock purchase rights (the “Rights”), issued pursuant to the Rights Agreement, dated as of July 7, 1998, between the Company and Mellon Investor Services, LLC, as Rights Agent (as amended, supplemented or otherwise modified from time to time, the “Rights Agreement”), at a price of $40.50 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Purchaser, Parent and the Company have entered into an Amended and Restated Agreement and Plan of Merger, dated as of January 15, 2007 (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation (the “Merger”). Unless the context otherwise requires, all references to Shares include the associated Rights.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 7 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser under the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Tendering stockholders who own their Shares through the Company’s ESOP must complete a Trustee Direction Form and deliver such form to the trustee of the ESOP or otherwise submit their directions to the trustee in accordance with the Trustee Direction Form. The trustee of the ESOP will then tender Shares, as directed, directly to the Depositary. Purchaser will pay all charges and expenses of, as depositary (the “Depositary”) and Innisfree M&A Incorporated, as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 16 for more information.

The Offer is subject to the conditions, among others, that (a) at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn at least a majority of the total number of Shares (assuming exercise of all outstanding options and issuance of all Shares in respect of performance awards, whether or not vested or then exercisable) at that time (the “Minimum Tender Condition”), (b) the Company shall have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the expiration date of the Offer, (c) there shall have been a “Company Material Adverse Effect” (as defined in the Merger Agreement), (d) a governmental entity shall not have enacted, issued or entered any restraining order, injunction or similar order or legal restraint or prohibition which remains in effect that enjoins or otherwise prohibits consummation of the Offer or the Merger, (e) the Merger Agreement shall not have been terminated by the Company, Purchaser or Parent in accordance with its terms and (f) all of the representations and warranties of the Company shall be true and correct except (subject to certain exceptions as specified in the Merger Agreement) where the failure to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect. See Section 14 for more information.

The Offer will expire at midnight, New York City time, on February 14, 2007, unless extended.

According to the Company’s public filing, the Company’s board of directors, upon the unanimous recommendation of the Special Committee, has unanimously (with two directors who are senior executives of the Company abstaining) recommended that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

For factors considered by the Company board of directors, see the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer.

The Special Committee received an opinion, dated January 14, 2007, of Citigroup Global Markets Inc. (“Citigroup”), the Special Committee’s financial advisor, to the effect that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in such opinion, the consideration to be received in the Offer and the Merger, taken together, by holders of Shares (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders, and the Company’s board of directors received an opinion, dated January 14, 2007, of UBS Securities LLC (“UBS”), the board of directors’ financial advisor, to the effect that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth in such opinion, the consideration to be received in the Offer and the Merger, taken together by holders of Shares (other than Carlyle, Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders. The full texts of Citigroup’s and UBS’ written opinions, each dated January 14, 2007, which describe the assumptions made, matters considered and limitations on the review undertaken, will be attached as exhibits to the Schedule 14D-9 to be filed with the SEC and mailed to the Company’s stockholders. Citigroup’s opinion was provided to the Special Committee for its information in its evaluation of, and UBS’ opinion was provided to the Company’s board of directors for its information in its evaluation of, the $40.50 per share cash consideration payable in the Offer and the Merger, taken together. These opinions relate only to the fairness of such cash consideration from a financial point of view, do not address any other aspect of the Offer or the Merger and are not intended to constitute, and do not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Holders of Shares are encouraged to read the opinions carefully in their entirety.

The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the consummation of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. On the effective date of the Merger, each outstanding Share (other than Shares owned by Parent or Purchaser or any subsidiary of Parent or the Company or held in the treasury of the Company or held by stockholders who properly exercise appraisal rights under Delaware law) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest, equal to the Offer Price (the “Merger Consideration”) upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11. Section 5 below describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

Consummation of the Merger is conditioned upon, among other things, the approval of the agreement of merger (as such term is used in Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”)) set forth in the Merger Agreement by the requisite number of stockholders of the Company if required by the DGCL. Subject to the exception specified in the following paragraph, under the DGCL the affirmative vote of a majority of the outstanding Shares to adopt the agreement of merger is the only vote of any class or series of the Company’s capital stock that would be necessary to approve the Merger Agreement and the Merger at any required meeting of the Company’s stockholders. If, following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholders.

The DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation (a “Short-Form Merger”). Pursuant to the Merger Agreement, in the event that following completion of the Offer, Purchaser owns at least 90% of the then outstanding Shares, including Shares acquired in any subsequent offering period and through any exercise of the Top-Up Option (as described below), Parent shall effect a Merger of Purchaser into the Company without a vote of Company stockholders if permitted to do so under the DGCL. See Section 15 for more information.

No appraisal rights are available in connection with the Offer, however, under the DGCL, stockholders who meet certain criteria and continue to own their Shares at the time of the Merger and have not voted in favor of the Merger, if applicable, will have appraisal rights in connection with the Merger. See Section 15 for more information.

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE OFFER

1.	TERMS OF THE OFFER.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to the Expiration Date in accordance with the procedures set forth in Section 4. The term “Expiration Date” means 12:00 midnight, New York City time, on February 14, 2007, (20 business days from the date of the Offer) unless Purchaser has extended the offering period of the Offer, in which case the term “Expiration Date” shall mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition and the other conditions described in Section 14 — “Certain Conditions of the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 14 occur.

Purchaser has agreed that it will not, without the prior written consent of the Company, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive satisfaction of the condition that more than 50% of the outstanding Shares be tendered pursuant to the Offer (the “Minimum Condition”), (iv) impose additional conditions to the Offer, (v) make any change in the Offer that would require an extension or delay of the then-current Expiration Date (other than an increase in the Offer Price), (vi) modify or amend the conditions to the tender offer (the “Tender Offer Conditions”) (other than to waive such Tender Offer Conditions, other than the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of this clause (vii), in any manner (A) adverse to the holders of Shares or (B) which would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect (as defined in the Merger Agreement).

Purchaser will not terminate or withdraw the Offer other than in connection with the termination of the Merger Agreement in accordance with its terms. However, without the consent of the Company, Purchaser may extend the Expiration Date for any period required by applicable rules and regulations of the SEC or the NYSE applicable to the Offer or elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act. Unless the Merger Agreement has been terminated in accordance with its terms, if at any scheduled Expiration Date the Tender Offer Conditions have not been satisfied or waived, Purchaser will extend the Offer and the Expiration Date to a date that is equal to or less than five business days after the previously scheduled Expiration Date. Purchaser will be under no obligation to extend the Offer beyond June 30, 2007. If the date of acceptance for payment (the “Acceptance Date”) occurs but Parent does not acquire at least 90% of the Shares, Purchaser will provide a subsequent offering period of not fewer than three and no more than fifteen business days. In such an event, Purchaser must immediately accept and promptly pay for all Shares tendered during the subsequent offering period in accordance with Rule 14d-11 under the Exchange Act. If the Purchaser elects to include a subsequent offering period, it will notify stockholders of the Company consistent with the requirements of the SEC.

If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment (whether before or after its acceptance for payment of Shares) for Shares, or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the Purchaser’s ability to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the bidder’s offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which the Purchaser may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares in a manner reasonably designed to inform such holders of such change), the Purchaser currently intends to make announcements regarding the Offer by issuing a press release.

If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(d)(1),

14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price or a change in the percentage of securities sought or a change in any dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality of the changes. In contrast, a minimum 10-business day period from the date of such change is generally required to allow for adequate dissemination of new information to stockholders in connection with a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee. For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If the Purchaser decides, in its sole discretion, to increase the consideration offered in the Offer to holders of Shares and if, at the time that notice of the increase is first published, sent or given to holders of Shares, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice is first so published, sent or given, then the Offer will be extended until at least the expiration of ten business days from the date the notice of the increase is first published, sent or given to holders of Shares.

IF, ON OR BEFORE THE EXPIRATION DATE, THE PURCHASER INCREASES THE CONSIDERATION BEING PAID FOR SHARES ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER, SUCH INCREASED CONSIDERATION WILL BE PAID TO ALL STOCKHOLDERS WHOSE SHARES ARE PURCHASED IN THE OFFER, WHETHER OR NOT SUCH SHARES WERE TENDERED BEFORE THE ANNOUNCEMENT OF THE INCREASE IN CONSIDERATION.

The Offer.  The Merger Agreement provides that Parent will cause Purchaser to commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions set forth in the Offer as described in Section 14 — “Certain Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn on or at the Expiration Date. Parent on behalf of Purchaser expressly reserves the right from time to time, and subject to certain conditions, to waive any Tender Offer Conditions (other than the Minimum Tender Condition) or increase the Offer Price. Pursuant to the Merger Agreement, Purchaser has agreed that it will not, and Parent will cause Purchaser not to, without the prior written consent of the Company, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition, (iv) impose additional conditions to the Offer, (v) make any change in the Offer that would require an extension or delay of the then-current Expiration Date (other than an increase in the Offer Price), (vi) modify or amend the Tender Offer Conditions (other than to waive such Tender Offer Conditions, other than the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of this clause (vii), in any manner (A) adverse to the holders of Shares or (B) which would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

Purchaser will not, and Parent will cause Purchaser not to, terminate or withdraw the Offer other than in connection with the termination of the Merger Agreement in accordance with its terms. However, without the consent of the Company, Purchaser may extend the Expiration Date for any period required by applicable rules and regulations of the SEC or the NYSE applicable to the Offer or elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act. Unless the Offer and the Merger Agreement have been terminated in accordance with their terms, if at any scheduled Expiration Date the Tender Offer Conditions have not been satisfied or waived, Purchaser will, and Parent will cause Purchaser to, extend the Offer and the Expiration Date to a date that is not more than five business days after the previously scheduled Expiration Date. Purchaser will be under no obligation to extend the Offer beyond June 30, 2007. If the date of acceptance for payment (the “Acceptance Date”) occurs but Parent does not acquire at least 90% of the Shares, Purchaser will, and Parent will cause Purchaser to, provide a subsequent offering period of not less than three and no more than fifteen business days. In such an event, Purchaser must, and Parent will cause Purchaser to, immediately accept and promptly pay for all Shares tendered during the initial and the subsequent offering period for a number of days to be determined by Parent but in accordance with Rule 14d-11 under the Exchange Act. If the Purchaser elects to include a subsequent offering period, it will notify stockholders of the Company consistent with the requirements of the SEC.

THE PURCHASER DOES NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER. UNDER RULE 14d-7(a)(2) UNDER THE EXCHANGE ACT, IN THE EVENT THAT THE PURCHASER SUBSEQUENTLY ELECTS TO INCLUDE A SUBSEQUENT OFFERING PERIOD, NO WITHDRAWAL RIGHTS WOULD APPLY TO SHARES TENDERED DURING SUCH SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS WOULD APPLY DURING SUCH SUBSEQUENT OFFERING PERIOD WITH RESPECT TO

SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION WILL BE PAID TO STOCKHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

The Purchaser reserves the right to transfer or assign to one or more of the Purchaser’s affiliates, in whole or from time to time in part, the right to purchase all or any portion of the Shares tendered in the Offer, but any such transfer or assignment will not relieve the Purchaser (or Parent) of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

2.	ACCEPTANCE FOR PAYMENT AND PAYMENT.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of the Offer as so extended or amended), as soon as practicable after the Expiration Date, the Purchaser will purchase, by accepting for payment, and will pay for, all Shares validly tendered and not withdrawn on or prior to the Expiration Date. See Introduction and Section 14 for more information. The Purchaser expressly reserves the right, in its sole discretion but subject to the applicable rules of the Commission, to delay acceptance for payment of, and thereby delay payment for, Shares if any of the conditions discussed in the Introduction has not been satisfied.

In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of:

(1) the share certificates representing such Shares or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of such Shares (if such procedure is available), into the Depositary’s account at Mellon Investor Services LLC (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3;

(2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer; and

(3) any other documents required by the Letter of Transmittal.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares which are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to validly tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser’s obligation to make such payment shall be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR SHARES BE PAID BY THE PURCHASER REGARDLESS OF ANY EXTENSION OF THE OFFER OR BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT. The Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal, as well as any charges and expenses of the Depositary and the Information Agent.

3.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

Valid Tender of Shares.  Except as set forth below, for Shares to be validly tendered pursuant to the Offer, either

(1) on or prior to the Expiration Date, (a) share certificates representing tendered Shares must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, or such Shares must be tendered pursuant to the book-entry transfer procedures set forth below and a Book-Entry Confirmation must be received by the Depositary, (b) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares, must be received by the Depositary at one of such addresses and (c) any other documents required by the Letter of Transmittal must be received by the Depositary at one of such addresses, or

(2) the guaranteed delivery procedures set forth below must be followed if required.

THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE ELECTION AND SOLE RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Company Employee Stock Ownership Plan.  In order for Shares to be tendered from the ESOP, ESOP participants (including beneficiaries and alternate payees) must direct the trustee of the ESOP to tender some or all of the Shares allocated to the participants’ account by completing the Trustee Direction Form in accordance with the form’s instructions and the separate letter to the participants in the ESOP by noon, New York City time on the business day prior to the expiration of the Offer. All documents furnished to stockholders generally in connection with the Offer will be made available to ESOP participants. Such ESOP participants may not use the Letter of Transmittal to direct the tender of Shares held under the ESOP, but instead, must use the Trustee Direction Form included with the separate instruction letter. If such ESOP participants also hold Shares outside of the ESOP, then they must use the Letter of Transmittal to tender Shares held outside of the ESOP and must direct the trustee of the ESOP in accordance with the Trustee Direction Form for Shares held under the ESOP. The trustee of the ESOP, or its nominee, may impose a participant deadline several days in advance of the expiration of the Offer in order for its timely tender to be administratively feasible. ESOP participants must submit their directions to the trustee using one of the methods set forth in the Trustee Direction Form for receipt by the trustee no later than 12:00 noon, New York City time, on the business day prior to the Expiration Date, or no Shares allocated to the participant’s account will be tendered. The trustee of the ESOP is required under the terms of the ESOP to maintain the confidentiality of any Trustee Direction Form submitted by an ESOP participant. The trustee will follow your instructions unless it is determined that to do so would violate The Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Company Employee Stock Purchase Plan and Peak Performance Contractor Program.   In order for Shares to be tendered from the Purchase Plans, participants must complete the Letter of Transmittal and deliver it to the Depository no later than two business days prior to the expiration of the Offer. All documents furnished to stockholders generally in connection with the Offer will be made available to Purchase Plan participants. The administrator of the Purchase Plans, or its nominee, may impose a participant deadline several days in advance of the expiration of the Offer in order to make timely tender administratively feasible. Purchase Plan participants must submit their Letter of Transmittal for receipt by the Depository no later than two business days prior to the expiration of the Offer or no Shares held for the participant’s account will be tendered.

Book-Entry Transfer.  The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant with the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. Although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedures set forth below must be complied with.

REQUIRED DOCUMENTS MUST BE TRANSMITTED TO AND RECEIVED BY THE DEPOSITARY AT ONE OF ITS ADDRESSES SET FORTH ON THE BACK COVER PAGE OF THIS OFFER TO PURCHASE. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY’S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal if:

(1) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal, or

(2) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on Letters of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 6 to the Letter of Transmittal for more information. If the share certificates representing the Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or share certificates not tendered or not accepted for payment are to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered share certificates representing the Shares must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 6 to the Letter of Transmittal for more information.

If the share certificates representing the Shares are forwarded separately to the Depositary, such delivery must be accompanied by a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees.

Guaranteed Delivery.  If a stockholder desires to tender Shares under the Offer and such stockholder’s share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

(1) such tender is made by or through an Eligible Institution;

(2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, on or prior to the Expiration Date; and

(3) within three NYSE trading days after the date of execution of such Notice of Guaranteed Delivery (a) share certificates representing tendered Shares are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, or such Shares are tendered pursuant to the book-entry transfer procedures and a Book-Entry Confirmation is received by the Depositary, (b) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares, is received by the Depositary at one of such addresses and (c) any other documents required by the Letter of Transmittal are received by the Depositary at one of such addresses.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary, by facsimile transmission, or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of:

(1) share certificates representing tendered Shares or a Book-Entry Confirmation with respect to all tendered Shares, and

(2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares and any other documents required by the Letter of Transmittal.

Accordingly, payment might not be made to all tendering stockholders at the same time, and will depend upon when share certificates representing, or Book-Entry Confirmations of, such Shares are received into the Depositary’s account at the Book-Entry Transfer Facility.

Backup U.S. Federal Income Tax Withholding.  See the discussion under the heading “Backup U.S. Federal Income Tax Withholding” in Section 5.

Appointment as Proxy.  By executing a Letter of Transmittal as set forth above, a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies, in the manner set forth in the Letter of

Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to (a) the Shares tendered by such stockholder and accepted for payment by the Purchaser and (b) any and all non-cash dividends, distributions, rights or other securities issued or issuable on or after the date of this Offer to Purchase in respect of such tendered and accepted Shares. All such proxies shall be considered coupled with an interest in the tendered Shares. This appointment will be effective if, when and only to the extent that the Purchaser accepts such Shares for payment pursuant to the Offer. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor any subsequent written consents executed (and, if given or executed, will not be deemed effective). The designees of the Purchaser will, with respect to the Shares and other securities for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the Company’s stockholders, and the Purchaser reserves the right to require that in order for Shares or other securities to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares. See Section 14 for more information.

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders, which will be made only pursuant to separate proxy solicitation materials complying with the Exchange Act. See the Introduction, Section 14 and Section 17 for more information.

Determination of Validity.  All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser’s counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders without any effect on the rights of such other stockholders.

The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of the Purchaser or any of its affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Other Requirements.  The Purchaser’s acceptance for payment of Shares tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

4.	WITHDRAWAL RIGHTS.

Shares tendered under the Offer may be withdrawn at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after March 18, 2007 (or such later date as may apply if the Offer is extended). If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to purchase Shares validly tendered under the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights described in this Section 4. Any such delay will be accompanied by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the book-entry transfer procedures as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the expiration of the Offer by following any of the procedures described in Section 3.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. None of the Purchaser or any of its affiliates or assigns, if any, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The Purchaser does not currently intend to provide a subsequent offering period following the Offer. In the event that the Purchaser subsequently elects to provide a subsequent offering period, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

Participants in the Purchase Plans who wish to withdraw their Shares must deliver written, telegraphic or facsimile notice of withdrawal to the Depository in accordance with the instructions set forth above for receipt no later than two business days prior to the expiration of the Offer.

Participants in the ESOP who wish to withdraw their Shares must submit a new Trustee Direction Form indicating the withdrawal. However, the new Trustee Direction Form will only be effective if it is received by the trustee of the ESOP by 12:00 noon, New York City time, on the business day before the expiration of the Offer. Upon timely receipt of the new Trustee Direction Form, the old instructions will be deemed canceled. If such participants wish to later re-tender their Shares under the ESOP, then another, new Trustee Direction Form must be received by the trustee by 12:00 noon, New York City time, on the business day before the expiration of the Offer. While a participant may change its instructions as frequently as such participant desires pursuant to the procedure in this section, any changes to the participant’s instructions must be received by the trustee of the ESOP by 12:00 noon, New York City time, on the business day before the Expiration Date in order to be effective.

5.	CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER AND THE PROPOSED MERGER.

CIRCULAR 230 ADVISORY:  Any discussion of tax matters contained in this Offer to Purchase is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties that may be imposed under U.S. federal tax law. This Offer to Purchase was written to support the promotion or marketing of the Offer and the proposed Merger. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

The following is a general discussion of certain material U.S. federal income tax consequences of the Offer and the proposed Merger. This discussion is limited to stockholders who hold their Shares as capital assets for U.S. federal income tax purposes and who will not own any Shares (directly, indirectly or through attribution) after the completion of the Offer and the Proposed Merger (the “Stockholders”). This discussion considers neither the specific facts and circumstances that may be relevant to a particular Stockholder nor any U.S. state and local or non-U.S. tax consequences of the Offer or the proposed Merger. This discussion does not address the U.S. federal income tax consequences to a Stockholder that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. Moreover, this discussion does not address special situations, such as the following:

•	tax consequences to Stockholders who may be subject to special tax treatment, such as tax-exempt entities, dealers in securities or currencies, banks, other financial institutions or “financial services entities,” insurance companies, regulated investment companies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, certain expatriates or former long-term residents of the United States or corporations that accumulate earnings to avoid U.S. federal income tax;

•	tax consequences to persons holding Shares as part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk reduction transaction; and

•	tax consequences to partnerships (or other entities treated as partnerships for U.S. federal income tax purposes) or to persons who hold Shares through a partnership or similar pass-through entity.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partners are urged to consult their tax advisors. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed regulations thereunder and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

STOCKHOLDERS OF THE COMPANY SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OFFER AND THE PROPOSED MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES.

In General.  The receipt of cash pursuant to the Offer or the proposed Merger will be a taxable transaction for U.S. federal income tax purposes and, as a result, a Stockholder will recognize gain or loss equal to the difference between the amount of cash received in connection with the Offer or the proposed Merger and the aggregate adjusted tax basis in the Shares tendered by such stockholder and purchased pursuant to the Offer or converted into cash in the proposed Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or converted into cash in the proposed Merger, as the case may be. Gain or loss recognized by such stockholder will be a capital gain or loss, which will be long-term capital gain or loss if such stockholder’s holding period for the Shares exceeds one year. The use of capital losses for U.S. federal income tax purposes is limited.

Backup U.S. Federal Income Tax Withholding.  Under U.S. federal income tax laws, payments made in connection with the Offer and the proposed Merger may be subject to “backup withholding” at a rate of 28% unless a stockholder holding Shares:

•	timely provides a correct taxpayer identification number (which, for an individual stockholder, is the stockholder’s social security number) and any other required information, or

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules.

A stockholder that does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service.

To prevent backup withholding on payments made in connection with the Offer or the proposed Merger, each stockholder must timely provide the Depositary with his or her correct taxpayer identification number and certify under penalties of perjury that he or she is not subject to backup U.S. federal income tax withholding by completing the Substitute IRS Form W-9 included in the Letter of Transmittal. Stockholders of the Company should consult their own tax advisors as to their qualification for exemption from withholding and the procedure for obtaining the exemption. See Instruction 9 and the section entitled “Important Tax Information” of the Letter of Transmittal for more information. Backup withholding is not an additional tax. Any amounts withheld from a stockholder under the backup withholding rules described above will be allowed a refund or a credit against such stockholder’s U.S. federal income tax liability, provided the required information is furnished to the IRS on a timely basis.

Company Employee Stock Ownership Plan.  The exchange of Shares for cash by the trustee of the ESOP on behalf of participants in the ESOP will not be a taxable transaction for federal income tax purposes for either the ESOP or the participants.

6.	PRICE RANGE OF THE SHARES.

The Shares are listed and traded principally on the NYSE under the symbol “ELK.” The following table sets forth, for the periods indicated, the reported high and low closing prices for the Shares on the NYSE as reported by Bloomberg, L.P.:

	High	Low

2004-2005:
First Quarter	$28.00	$20.25
Second Quarter	34.79	25.96
Third Quarter	40.64	31.75
Fourth Quarter	38.20	26.35
2005-2006:
First Quarter	36.83	28.39
Second Quarter	35.99	30.41
Third Quarter	36.88	32.67
Fourth Quarter	34.56	26.67
2006-2007:
First Quarter	29.27	23.47
Second Quarter	41.53	25.06
Third Quarter (through January 12, 2007)	40.65	39.50

On November 3, 2006, the last full trading day prior to the Company’s announcement of its sale process, the closing price per Share as reported on the NYSE was $25.18 per share. On January 12, 2007, the last full trading day prior to the announcement of the execution of the Merger Agreement, the closing price per share on the NYSE was $40.00 per share. According to the Company Form 10-K, as of July 31, 2006, the number of holders of record of the Shares was 880.

Stockholders are urged to obtain a current market quotation for the Shares.

7.	EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NYSE LISTING; MARGIN REGULATIONS; EXCHANGE ACT REGISTRATION.

Effects of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NYSE Listing.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the NYSE’s published guidelines, the NYSE would consider delisting the Shares if, among other things, (1) the total number of holders of Shares fell below 400, (2) the total number of holders of Shares fell below 1,200 and the average monthly trading volume over the most recent 12 months was less than 100,000 Shares, (3) the number of publicly held Shares (exclusive of holdings of officers, directors and their families and other concentrated holdings of 10% or more) fell below 600,000, (4) the Company’s average global market capitalization over a consecutive 30-trading-day period was less than $25 million or (5) the average closing price per share was less than $1.00 over a consecutive 30-trading-day period. As of January 12, 2007 there were 20,626,102 Shares outstanding. According to the Company Form 10-K, as of July 31, 2006, the outstanding Shares were held by 880 holders of record. If, as result of the purchase of Shares in the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or through the Nasdaq Stock Market or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors. Neither Parent nor Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

After completion of the Offer, the Company will be eligible to elect “controlled company” status pursuant to Rule 303A.00 of the NYSE, which means that the Company would be exempt from the requirement that its board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Nominating/Corporate Governance and Compensation Committee of the Company’s board of directors. The controlled company exemption does not modify the independence requirements for the Company’s Audit Committee. We expect Purchaser to elect “controlled company” status following completion of the Offer.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. As such, the Shares are subject to the rules, laws and regulations of 15 U.S.C 78g. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, it is possible that the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are not listed on a national securities exchange or quoted on the Nasdaq Stock Market and there are fewer than 300 record holders of the Shares. The termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement to furnish a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) of the Exchange Act, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going-private” transactions, no longer applicable to the Company. See Section 11 for more information. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the NYSE.

8.	CERTAIN INFORMATION CONCERNING THE COMPANY.

The information concerning the Company contained in this Offer to Purchase has been taken from or based upon documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of the Purchaser, its affiliates, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Purchaser, its affiliates, the Information Agent or the Depositary, except to the extent required by law.

According to the Company’s public filings with the SEC, the Company was incorporated in the State of Delaware in 1965. The principal executive office of the Company is located at 14911 Quorum Drive, Suite 600, Dallas, Texas 75254-1491 and its telephone number is (972) 851-0500. The Company is a manufacturer of premium roofing products and composite building products, including laminated fiberglass asphalt shingles. The Company’s primary focus centers on three building products platforms: Premium Roofing Products, Composite Building Products and Specialty Fabric Technologies. It maintains one additional segment, Surface Finishes, which includes hard chrome and other finishes designed to extend the life of steel machinery components operating in abrasive environments.

Available Information.  The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional office located at 3 World Financial Center, Room 4-300, New York, New York 10281-1022. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. Copies of many of the items filed with the SEC and other information concerning the Company are available for inspection at the offices of the NYSE located at 20 Broad Street, New York, New York 10005.

Financial Forecasts.  In connection with the due diligence review of the Company by Parent and Purchaser, the Company provided to Parent and Purchaser non-public internal financial forecasts regarding its anticipated future operations for the 2007 and 2008 fiscal years. A summary of the internal financial forecasts provided to Parent and Purchaser is set forth below.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. The summary of these internal financial forecasts is not being included in this Offer to Purchase to influence your decision whether to tender your shares in the Offer, but because these internal financial forecasts were made available by the Company to Parent and Purchaser.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the failure to develop competitive products; factors affecting pricing; fluctuations in demand; cost and availability of raw materials; equipment malfunctions; plant construction and repair delays; the failure to retain key management and technical personnel of the Company; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in the Company’s report on Form 10-K filed with the Commission for the fiscal year ended June 30, 2006. In addition, the internal financial forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these internal financial forecasts in this Offer to Purchase should not be regarded as an indication that any of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of Parent nor Purchaser, nor, to the knowledge of Parent or Purchaser, the Company, intends to make publicly available any update or other revisions to these internal financial forecasts. None of the Company, Parent or Purchaser or their respective affiliates, advisors or representatives has made or makes any representation to any stockholder regarding the ultimate performance of the Company compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or the Purchaser, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

These summary internal financial forecasts should be read together with the historical financial statements of the Company, which may be obtained in the manner described above under “Available Information.”

COMPANY PROJECTED FINANCIAL INFORMATION

	FY6/30/07	FY6/30/08
	($ in millions)

Revenues	$854	$1,140
Operating Income	$72	$112
Net Income	$37	$64

9.	CERTAIN INFORMATION CONCERNING THE PURCHASER AND ITS AFFILIATES.

The Purchaser was formed by Carlyle Partners IV, L.P. (“Sponsor”) solely for purposes of entering into a transaction with, and acquiring control of, the Company and consummating the Offer and the other transactions contemplated by the Merger Agreement, including arranging the related financing transactions. Purchaser has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Purchaser was incorporated in Delaware in 2006. The address of the principal executive offices of Parent and Purchaser is c/o The Carlyle Group, 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington DC 20004 and its telephone number is (202) 729-5626.

Purchaser is a direct and wholly owned subsidiary of Parent. Purchaser is affiliated with the Sponsor, a Delaware limited partnership, and The Carlyle Group, a global private equity firm.

The name, business address and telephone number, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of the Purchaser and its affiliates are set forth in Schedule I hereto. None of the Purchaser, its affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Purchaser, its affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) none of the Purchaser or, to the knowledge of the Purchaser, any of the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company, and (ii) none of the Purchaser or its affiliates, to the knowledge of the Purchaser or its affiliates, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) neither the Purchaser nor, to the knowledge of the Purchaser, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the Commission between the Purchaser or any of its affiliates or, to the knowledge of the Purchaser or any of its affiliates, any of the persons listed in Schedule I hereto, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between the Purchaser or any of the Purchaser’s affiliates or, to the knowledge of the Purchaser or any of its affiliates, any of the persons listed in Schedule I hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

10.	BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

Our affiliate, The Carlyle Group, is a global private equity firm that invests in a wide range of sectors, including U.S. industrial companies. During the spring and summer of 2006, Carlyle’s industrial group investigated several building products investment opportunities, particularly in the roofing sector. During the course of this search, Carlyle began to focus on ElkCorp as an investment opportunity.

In late July 2006, our representatives, with Merrill Lynch & Co. as financial advisor, contacted and met with Mr. Thomas Karol, the Company’s chairman and chief executive officer to explore our potential interest in possibly acquiring the Company, possibly in connection with a contemporaneous acquisition by Carlyle of another industry participant. On August 15, we sent to the Company a letter outlining potential terms of an acquisition of the Company at a price of $32.00 per share in cash, subject to due diligence and other conditions.

On September 18, we sent to the Company a letter reiterating our interest in a transaction at $32.00 per share in cash and indicating a willingness to increase our valuation based on due diligence. Over the course of the next several weeks, we were in contact with UBS, the Company’s financial advisor, regarding a potential transaction with the Company. At this time, we also indicated to the Company our potential interest in an acquisition of Atlas Roofing Corporation from Hood Companies, Inc. (“Hood”), in combination with a potential transaction involving the Company. During that period, we were notified that UBS would be conducting a competitive auction for the sale of the Company. On October 11, we executed a confidentiality and standstill agreement with the Company. On October 12, 2006, Hood executed a separate confidentiality and standstill agreement with the Company. At the Company’s request, on October 27, 2006, we submitted a revised preliminary proposal to acquire the Company at a range of $34 to $35 per share.

On November 6, the Company issued a press release announcing that the Company was engaged in a review of its strategic alternatives, which could include a possible merger or sale of the Company. Also, on November 6, Building Materials Corporations of America (“BMCA”) filed a Schedule 13D disclosing that it had acquired 10.36% of the Company’s Shares.

On November 8, we were informed by UBS that final proposals to acquire the Company would be requested in early December. Over the next several weeks, we and our advisors conducted due diligence on the Company, which included meetings with management, plant tours, access to an online data room and work with our advisors and the Company’s representatives. On November 16, BMCA amended its Schedule 13D to disclose that it had submitted a written proposal to the Company to acquired all of the Company’s Shares for a price of $35 per Share. On December 11, the deadline for submission of final bids, we submitted a proposal of $37.00 per share in cash, together with a mark-up of a draft merger agreement that had been provided to us on behalf of the Company.

On Wednesday, December 13, representatives of UBS contacted us to advise us that the Board had received bids that were too close to distinguish a clear winner and requested that we submit a revised offer by noon on Saturday, December 16. At that time, we were informed by UBS that we should not, prior to the December 16 deadline, seek to discuss post-closing employment opportunities or to negotiate the terms, if any, by which members of the Company’s management would invest in or be employed by the Company following an acquisition. Also on December 13, representatives of Wachtell, Lipton, Rosen & Katz, the Company’s legal advisor (“Wachtell Lipton”), contacted our legal advisors at Debevoise & Plimpton LLP (“Debevoise”) to discuss our markup of the merger agreement. Representatives of Debevoise and Wachtell Lipton spoke again on December 14 to discuss further comments on the merger agreement.

On December 16, a representative of UBS spoke with our representatives and communicated, among other things, currently-obtained information reflecting a weakness in the Company’s anticipated second fiscal quarter results. Notwithstanding this adverse information, at the December 16 deadline for submission of final bids, we submitted a revised offer of $38.00 per share in cash, together with committed financing and a revised merger agreement accommodating a significant majority of the Company’s previously expressed concerns.

Later on December 16, representatives of UBS and Wachtell Lipton contacted us and Debevoise to inform us of certain remaining issues with our bid and proposed form of merger agreement. On the morning of Sunday, December 17, Debevoise delivered a revised form of merger agreement and related documents in response to the Company’s comments.

According to the Company’s public filing, in the early evening of Sunday, December 17, the Board and the Special Committee determined to recommend and approve our proposed transaction, subject to acceptable resolution of certain open issues.

During the next several hours, our representatives spoke with the Company’s representatives and resolved the open merger agreement issues. We determined to proceed to finalize the transaction at the $38.00 price following discussions with representatives of UBS.

Late on Sunday evening, Debevoise provided Wachtell Lipton with a final, agreed form of merger agreement. According to the Company’s public filing, at a subsequently held meeting, the Special Committee, by unanimous vote of all of its members, approved the merger agreement and recommended that the full board of directors approve and adopt the merger agreement. According to the Company’s public filing, following receipt of this recommendation, the board of directors, by unanimous vote of all of its members (with Thomas D. Karol and Richard A. Nowak abstaining) adopted resolutions approving the execution, delivery and performance of the merger agreement and resolved to recommend that the shareholders of the Company vote to adopt the merger agreement.

Following the conclusion of the meeting of the board of directors, the parties executed the merger agreement. In the morning of December 18, we and the Company issued a press release announcing the transaction.

On December 18, 2006, we also announced that we had entered into an agreement with Hood providing for a merger between Atlas Roofing Corporation, a wholly owned subsidiary of Hood, and CGEA Investors LLC, our other subsidiary.

Following December 18, our advisors began to prepare for the closing of the transaction, including by beginning work on a proxy statement for a shareholders meeting to approve the transaction and working on the documentation for the debt financing for the merger. On December 20, our representatives met in Dallas with members of the Company’s management to discuss our proposals for the participation of management and employees in the ownership of stock of the Surviving Corporation and other compensation-related matters. Following this meeting and prior to December 31, 2006, 17 members of management elected to defer receipt of Shares issuable with respect to certain of their performance shares (and defer taxation) to a date following consummation of the Offer and the Merger that such deferred amounts are ultimately settled. Under these elections, from the completion of the merger to the date that such deferred amounts are ultimately settled, subject to the manager’s execution of an equity rollover agreement with Parent, the deferred amounts will be deemed notionally invested in vested deferred capital stock of Parent. If no such agreement is entered into, the cash value of the performance shares (based on the per share amount payable pursuant to the Merger Agreement) will be paid to the manager in January 2008. The Company has advised us that Messrs. Karol, Nowak, Fisher, Kiik and Sisler and all executive officers as a group have elected to defer approximately 160,000, 26,316, 30,795, 8,815, 29,000 and 293,596 performance shares, respectively.

On December 20, 2006, BMCA commenced a tender offer for all the shares of the Company at a price of $40.00 per share by filing a Schedule TO with the SEC. On December 29, at the request of the Company, we consented to the Company entering into a confidentiality agreement with BMCA containing a standstill provision that was less restrictive than the standstill provision in our confidentiality agreement. In connection with providing our consent, we entered into an amended and restated confidentiality agreement with the Company that contained a standstill provision similar to the provision the Company agreed to with BMCA.

On January 8, the Company filed a Solicitation/ Recommendation Statement on Schedule 14D-9 with the SEC. In its Schedule 14D-9, the board of directors, on the recommendation of the Special Committee, recommended that Company’s shareholders reject the BMCA offer and not tender their Shares for the reasons stated in the Schedule 14D-9. The Company’s Schedule 14D-9 also disclosed that litigation had been filed in Delaware and Texas state courts against the Company and its directors alleging, among other things, breach of fiduciary duty in connection with the Company’s decision to enter into the Original Merger Agreement with us. We were also named as defendants in the litigation.

During the week of January 8, we discussed with our financial and legal advisors and our financing sources the possibility of improving the terms of our proposal by increasing the consideration per share and converting our Original Merger Agreement from a one-step merger into a two-step tender offer followed by a merger structure. We concluded that, in light of the pending BMCA offer and the advice we received from our financing sources and our other advisors, by proactively submitting an improved proposal, we could provide the Company’s shareholders with greater value for their Shares as quickly as possible and bring the process to a close.

On January 12, we sent to the Special Committee and its advisors a written proposal increasing our offer from $38.00 per share to $40.50 per share, together with a draft of an amended and restated merger agreement changing the structure of our offer to a tender offer. On January 13, we provided to the Company and its advisors revised commitment letters providing for fully committed financing for our tender offer. During the period from Saturday January 13 to Monday January 15, representatives of Debevoise and Wachtell Lipton negotiated a revised merger agreement to reflect the proposed tender offer structure.

At telephonic meetings on Sunday, January 14, the Company’s Special Committee and Board determined to recommend and approve our proposed transaction, subject to acceptable resolution of certain open issues. In the negotiations between Debevoise and Wachtell Lipton on January 14 and 15, these open issues were resolved in a manner acceptable to the Company’s Board and Special Committee. On January 15, the parties executed the Merger Agreement.

On the morning of January 16, we and the Company issued a press release announcing the transaction on the revised terms.

On January 18, BMCA, through a newly formed acquisition vehicle, commenced a new tender offer for the Shares at a price of $42 per Share. According to BMCA’s public filing, the new tender offer remains subject to substantially the same conditions as were applicable to the tender offer commenced by BMCA on December 20, 2006.

On January 18, 2007, we commenced the Offer.

11.	PURPOSE OF THE OFFER; PLANS FOR THE COMPANY

Purpose of the Offer and Plans for the Company.  The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, Parent will acquire all of the capital stock of the Company not purchased pursuant to the Offer, the Top-Up Option (defined below) or otherwise. Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in the Company. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company. Assuming Purchaser purchases a majority of the Shares pursuant to the Offer, Parent is entitled to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of the Company. See “The Merger Agreement — Directors” below.

Parent and Purchaser have not engaged in any transaction involving the Shares, other than entering into the Original Merger Agreement.

In accordance with the Merger Agreement, following the Offer, Parent will acquire the remaining Shares pursuant to the Merger. In the event that a sufficient number of Shares are tendered in the Offer to entitle us to purchase Shares pursuant to the Top-Up Option, we may acquire Shares pursuant to the Top-Up Option. Parent and its affiliates also reserve the right to dispose of any or all Shares acquired by them.

Except as otherwise provided herein, it is expected that following the Merger, the business and operations of the Company will be continued substantially as they are conducted currently. Parent will continue to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel during the pendency of the Offer. After the consummation of the Offer and the Merger, Parent will take such actions as it deems appropriate in light of the circumstances which then exist.

Except as disclosed in this Offer to Purchase, neither Purchaser nor Parent has any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in the Purchaser’s capitalization, corporate structure, business or composition of its management or board of directors.

Parent has entered into an Agreement and Plan of Merger, dated as of December 18, 2006 and amended as of January 15, 2007, with CGEA Investors LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of Parent, Hood, Atlas Roofing Corporation, a Mississippi corporation and wholly-owned subsidiary of Hood (“Atlas”), and AT Merger LLC, a Delaware limited liability company and wholly-owned subsidiary of Hood, pursuant to which Atlas will become a wholly-owned subsidiary of Parent (together, the “Atlas Merger”). Parent expects the closing of the Atlas Merger to occur within 30 to 45 days following the closing of the Merger. Following the closing of the Atlas Merger, Parent intends to merge the Company and Atlas.

The Merger Agreement.  The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that Parent and Purchaser have filed with the SEC (the “Schedule TO”). The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under “Available Information.”

The description of the Merger Agreement has been included to provide you with information regarding its terms. The Merger Agreement contains representations and warranties made by and to the Company, Purchaser and Parent as of specific dates. The statements embodied in those representations and warranties were made for purposes of that contract among the parties and are subject to qualifications and limitations agreed by the parties in connection with negotiating the terms of that contract.

The Offer.  The Merger Agreement provides that Parent will cause Purchaser to commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions set forth in the Offer as described in Section 14 — “Certain Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn on or at the Expiration Date. Purchaser expressly reserves the right, from time to time, and subject to certain conditions, to waive any Tender Offer Conditions (other than the Minimum Tender Condition) or increase the Offer Price. Pursuant to the Merger Agreement, Purchaser has agreed that it will not, and Parent will cause Purchaser not to, without the prior written consent of the Company, (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) amend or waive satisfaction of the Minimum Condition, (iv) impose additional conditions to the Offer, (v) make any change in the Offer that would require an extension or delay of the then-current Expiration Date (other than an increase in the Offer Price), (vi) modify or amend the Tender Offer Conditions (other than to waive such Tender Offer Conditions, other than the Minimum Condition) or (vii) modify or amend any other term of the Offer, in the case of this clause (vii), in any manner (A) adverse to the holders of Shares or (B) which would reasonably be expected to result in, individually or in the aggregate, a Parent Material Adverse Effect.

Purchaser will, and Parent will cause Purchaser not to, terminate or withdraw the Offer other than in connection with the termination of the Merger Agreement in accordance with its terms. However, without the consent of the Company, Purchaser may extend the Expiration Date for any period required by applicable rules and regulations of the SEC or the NYSE applicable to the Offer or elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act. Unless the Offer and the Merger Agreement has been terminated in accordance with their terms, if at any scheduled Expiration Date the Tender Offer Conditions have not been satisfied or waived, Purchaser will, and Parent will cause Purchaser to, Purchaser will extend the Offer and the Expiration Date to a date that is not more equal to than five business days after the previously scheduled Expiration Date. Purchaser will be under no obligation to extend the Offer beyond June 30, 2007. If the date of acceptance for payment (the “Acceptance Date”) occurs but Parent does not acquire at least 90% of the Shares, Purchaser, and Parent will cause Purchaser to, provide a subsequent offering period of not less than three and no more than fifteen business days. In such an event, Purchaser must, and Parent will cause Purchaser to, immediately accept and promptly pay for all Shares tendered during the initial and the subsequent offering period in accordance with Rule 14d-11 under the Exchange Act. If the Purchaser elects to include a subsequent offering period, it will notify stockholders of the Company consistent with the requirements of the SEC.

THE PURCHASER DOES NOT CURRENTLY INTEND TO INCLUDE A SUBSEQUENT OFFERING PERIOD IN THE OFFER. UNDER RULE 14d-7(a)(2) UNDER THE EXCHANGE ACT, IN THE EVENT THAT THE PURCHASER SUBSEQUENTLY ELECTS TO INCLUDE A SUBSEQUENT OFFERING PERIOD, NO WITHDRAWAL RIGHTS WOULD APPLY TO SHARES TENDERED DURING SUCH SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS WOULD APPLY DURING SUCH SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. THE SAME CONSIDERATION WILL BE PAID TO STOCKHOLDERS TENDERING SHARES IN THE OFFER OR IN A SUBSEQUENT OFFERING PERIOD, IF ONE IS INCLUDED.

Short-Form Merger.  Under Section 253 of the DGCL, if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such stock may merge such subsidiary into itself or itself into such subsidiary, without any action or vote on the part of the board of directors or stockholders of such other corporation (a “Short-Form Merger”). If the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the proposed Merger without a vote of the Company’s stockholders. In the event that the Purchaser acquires in the aggregate at least 90% of the outstanding Shares pursuant to the Offer or otherwise, then, at the election of the Purchaser, a Short-Form Merger could be effected without any further approval of the Company Board or the stockholders of the Company.

Recommendation.  The Company has represented to us in the Merger Agreement that the Board, acting upon the unanimous recommendation of the Special Committee, has (with Thomas D. Karol and Richard A. Novak obtaining) unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the stockholders of the Company, (b) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (c) resolved to recommend acceptance of the Offer by the Company’s stockholders and (d) rendered inapplicable to the Offer (i) Section 203 of the DGCL and any similar anti-takeover laws and regulations, (ii) the Company’s “poison pill” and (iii) Article Thirteenth of the Company’s Restated Certificate of Incorporation.

The Company has agreed to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 that will comply in all material respects with the provisions of all applicable federal securities laws. Additionally, the Company will use its commercially reasonable efforts to mail the Schedule 14D-9 to the stockholders of the Company along with the Offer Documents reasonably promptly after the commencement of the Offer.

Directors.  The Merger Agreement provides that, after Purchaser has purchased at least a majority of the Shares, Parent has the right to designate a number of directors of the Company that is equal to the product of the total number of directors on the Company board of directors multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or any affiliate of Parent bears to the number of Shares outstanding. In the event that Parent’s designees are appointed or elected to the board of directors, until the Effective Time the board of directors shall have at least three Independent Directors.

Top-Up Option.  Subject to certain terms and conditions set forth in the Merger Agreement, the Company has granted Parent and Purchaser a top-up option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, a number of Shares that, when added to the number of Shares owned by Parent or Purchaser or any wholly owned subsidiary of Parent or Purchaser at the time of exercise of the Top-Up Option, constitutes one Share more than 90% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Option Shares. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Delaware’s short form merger statute at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Purchaser’s ownership of a majority of the Shares following completion of the Offer.

Effective Time; Structure; Effects.  The Effective Time will occur at the time that the Company files a certificate of Merger with the Secretary of State of the State of Delaware on the closing date of the Merger (or such later time as Purchaser and the Company may agree and as provided in the certificate of merger). The closing date will occur on the second business day after satisfaction or waiver of all of the Conditions to the Merger (other than those Conditions that are to be satisfied by actions taken at the closing) set forth in the Merger Agreement (or such other date as Purchaser and the Company may agree), as described below in “Conditions to the Merger.” If, as of or immediately following the Acceptance Date, the expiration of any subsequent offering period, or the exercise of the Top-Up Option, a short form merger is available, then the closing date will, subject to the satisfaction of the Conditions to the Merger, occur not later than the business day following the Acceptance Date, expiration of the subsequent offering period or closing of the purchase of the Top-Up Option Shares.

At the Effective Time, Purchaser will merge with and into the Company with the Company surviving the Merger as a wholly owned subsidiary of Parent (the “Surviving Corporation”). Following the earlier of the date of acceptance for payment pursuant to the Acceptance Date and the Effective Time, the Company’s common stock will be delisted from the NYSE, deregistered under the Exchange Act, and no longer publicly traded. The Company will be a privately held corporation and the Company’s Shares, other than the Shares of any employees of the Company who may be permitted to invest in the Surviving Corporation or a holding company or holding companies of the Surviving Corporation and who choose to so invest, will cease to have any ownership interest in the Company or rights as Company stockholders. Following the Merger, current stockholders of the Company will not participate in any future earnings or growth of the Company and will not benefit from any appreciation in value of the Company.

Treatment of Stock and Options.  As of January 12, 2007, there were approximately 975,308 shares of Company common stock subject to stock options granted under equity incentive plans to current executive officers and directors. Under the terms of the Merger Agreement except as otherwise agreed by Parent and the holder of such options, each outstanding stock option that remains outstanding immediately prior to the Effective Time, whether or not the option is vested or exercisable, will be canceled, and the holder of such stock option will receive a cash payment, without interest and less applicable withholding taxes, equal to the product of:

•	the number of shares of common stock subject to the option as of the Effective Time, multiplied by

•	the excess, if any, of equal to the highest price per share paid in the Offer over the exercise price per share of common stock subject to such option.

Treatment of Restricted Stock Shares and Performance Shares.  As of January 12, 2007, there were approximately 114,306 unvested restricted shares of Company common stock held by directors and executive officers under the equity incentive compensation plans. Under the terms of the Merger Agreement, except as otherwise agreed by Parent and the holder of the restricted common stock, immediately prior to the Effective Time, all such restricted common stock shall vest in full and be converted into the right to receive a cash payment equal to the highest price per share paid in the Offer per share of restricted common stock subject to a restricted stock unit, without interest and less any applicable withholding taxes.

As of January 12, 2007, there were approximately 488,985 performance shares held by the Company’s executive officers under the Company’s equity incentive plan. Under the terms of the Merger Agreement, except as otherwise agreed by Parent and the holder of the performance shares, all such performance shares shall become immediately vested and be deemed to be earned at the same level set forth in the applicable Company stock plan and applicable award agreement, and the holder of the shares will receive a cash payment equal to the highest per share price paid in the Offer as of the Effective Date, or, with respect to Shares issuable with respect to performance shares which the holder has validly elected to defer on or prior to December 31, 2006, on such later date as the applicable holder shall have validly elected. See “BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY” for a description of the deferral elections made by certain executive officers of the Company.

Representations and Warranties.  The Merger Agreement contains representations and warranties made by the Company to Purchaser and Parent, and representations and warranties made by Purchaser and Parent to the Company, and may be subject to important limitations and qualifications agreed to by the parties in connection with negotiating the terms of the Merger Agreement. In particular, the representations that the Company made are qualified by certain information that the Company filed with the SEC after June 30, 2006 and prior to the date of the Merger Agreement, as well as by a confidential disclosure letter that the Company delivered to Purchaser and Parent concurrently with the signing of the Merger Agreement. In addition, certain representations and warranties were made as of a specified date, may be subject to contractual standards of materiality different from those generally applicable to public disclosures to stockholders, or may have been used for the purpose of allocating risk among the parties rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information. The Company’s representations and warranties relate to, among other things:

•	the Company’s and its subsidiaries’ proper organization, good standing and qualification to do business;

•	the Company’s corporate power and authority to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement;

•	the enforceability of the Merger Agreement as against the Company;

•	the Company’s capitalization, including in particular the number of shares of Company common stock, stock options and other equity-based interests;

•	the Company’s subsidiaries and its equity interests in them;

•	the required consents and approvals of governmental entities in connection with the transactions contemplated by the Merger Agreement;

•	the absence of violations of or conflicts with the Company’s and its subsidiaries’ governing documents, applicable law or certain agreements as a result of entering into the Merger Agreement and consummating the Merger;

•	the timeliness and compliance with requirements of the Company’s SEC filings since June 30, 2004, including the accuracy and compliance with requirements of the financial statements contained therein;

•	the adequacy of the Company’s disclosure controls and procedures;

•	the absence of undisclosed liabilities;

•	permits and compliance with applicable legal requirements;

•	environmental matters;

•	matters relating to employee benefit plans;

•	the absence of certain changes since June 30, 2006;

•	legal proceedings and governmental orders;

•	accuracy and compliance with applicable securities law of the information supplied by the Company for inclusion in filings made with the SEC in connection with the Merger, the Offer and the transactions contemplated by the Merger Agreement;

•	amendment of the Company’s Shareholder Rights Plan;

•	tax matters;

•	employment and labor matters affecting the Company’s or its subsidiaries;

•	intellectual property;

•	real property;

•	the receipt by the Special Committee of an opinion from Citigroup and the receipt by the Board of a fairness opinion from UBS;

•	the possible required vote of the Company’s stockholders in connection with the possible required approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger;

•	the Company’s obligation to render Article Thirteenth of the Company’s Restated Certificate of Incorporation inapplicable to the Merger Agreement and the transactions contemplated thereby;

•	material contracts and performance of obligations thereunder;

•	absence of undisclosed brokers’ fees;

•	absence of interested-party transactions and undisclosed interests of the Company’s officers and directors;

•	insurance; and

•	customers and suppliers.

Many of the Company’s representations and warranties are qualified by a “Company Material Adverse Effect” standard. For the purposes of the Merger Agreement, “Company Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that has or would be reasonably likely to have a material adverse effect on the business, results of operation or financial condition of the Company and its subsidiaries, taken as a whole.

However, any failure of the Company to meet internal or published projections, forecasts or revenue or earning predictions for any period will not, in and of itself, constitute a “Company Material Adverse Effect. In addition, a Company Material Adverse Effect will not have occurred as a result of any facts, circumstances, events, changes, effects or occurrences:

•	generally affecting the industries in which the Company and its subsidiaries operate, including general pricing changes;

•	generally affecting or the economy or the financial or securities markets in the United States or elsewhere in the world, including any regulatory and political conditions or developments, or any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism (except to the extent that, relative to other industry participants, there is a disproportionate impact on the assets, properties, business, results of operation or financial condition of the Company and its subsidiaries, taken as a whole);

•	resulting from the announcement of the proposal of the Offer, the Merger or the Merger Agreement and the transactions contemplated thereby,

•	resulting from any litigation brought by shareholders of the Company related to the Offer, the Merger Agreement or the transactions contemplated thereby.

The Merger Agreement also contains various representations and warranties made by Purchaser and Parent that are subject, in some cases, to specified exceptions and qualifications. The representations and warranties relate to, among other things:

•	organization, valid existence and good standing;

•	corporate or other power and authority to enter into the Merger Agreement and to consummate the Offer and Merger;

•	enforceability of the Merger Agreement as against Purchaser and Parent;

•	required consents and approvals of governmental entities in connection with the consummation of the Offer and the Merger;

•	the absence of any violation of or conflict with their governing documents, applicable law or certain agreements as a result of entering into the Merger Agreement and consummating the Offer and Merger;

•	accuracy and compliance with applicable securities law of the information supplied by Purchaser and Parent for inclusion in the filings made with the SEC in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	validity of debt and equity financing commitments and sufficiency of the commitments for the satisfaction of Parent and Purchaser’s obligations under the Agreement;

•	enforceability of a guarantee executed by the Sponsor in favor of the Company and delivered in connection with the signing of the Merger Agreement;

•	capitalization of Purchaser;

•	formation of Purchaser solely for the purpose of engaging in the transactions contemplated by the Merger Agreement and absence of prior activities.

•	absence of a requirement for a vote of Purchaser’s stockholders to consummate the transactions contemplated by the Merger Agreement;

•	absence of undisclosed brokers’ fees;

•	absence of any arrangements between Purchaser, Parent, or any of their affiliates, on the one hand, and any member of the Company’s management or board of directors, on the other hand, relating to the transactions contemplated by the Offer, the Merger Agreement or the Company’s operations after the Effective Time; and

•	Parent’s filings under the HSR Act.

The representations and warranties of each of the parties to the Merger Agreement will expire upon the Effective Time.

Conduct of Business Pending the Merger.  Under the Merger Agreement, the Company has agreed that, subject to certain exceptions, between the date of the Merger Agreement and prior to the date on which a majority of the Company’s directors are designees of Parent or Purchaser or the date, if any, on which the Merger Agreement is earlier terminated:

•	The Company and the Company’s subsidiaries will conduct operations only in the ordinary course of business consistent with past practice; and

•	The Company and the Company’s subsidiaries will use commercially reasonable efforts to maintain and preserve intact the Company’s business organization and advantageous business relationships, including the services of the Company’s key officers and key employees.

The Company has also agreed that during the same time period, except, in most cases, in the ordinary course of business consistent with past practice and subject to certain other exceptions, the Company will not, and will cause each of its subsidiaries not to (unless Parent gives its prior written consent):

•	make, declare, set aside or pay any dividend or distribution on any Shares (other than dividends by the Company’s subsidiaries to the Company or other subsidiaries, and regular quarterly dividends not exceeding $0.05 per share, consistent with past practice);

•	adjust, split, combine, or reclassify its capital stock or issue or authorize or propose to issue any other securities in respect of its capital stock, except for any such transaction by a wholly owned subsidiary that remains a wholly owned subsidiary after consummation of such transaction;

•	make material changes to its methods of tax accounting or its tax elections, or settle any material tax liability for an amount materially in excess of the amount reserved on the Company’s financial statements;

•	increase the compensation or other benefits provided to the Company’s directors or executive officers, enter into any employment, change in control, severance or retention agreement with any employee of the Company, or establish, adopt, enter into or amend any collective bargaining agreement or Company benefit plan;

•	make any loans to any of its officers, directors, employees, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons, except as required by the terms of a Company benefit plan;

•	materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by U.S. generally accepted accounting principles or applicable law;

•	amend or waive any provision of its certificate of incorporation or by-laws or similar applicable charter documents;

•	issue, sell, pledge, dispose of or encumber, or authorize the any of the foregoing in respect of Shares, other than certain permitted issuances of shares permitted under Company benefit plans;

•	among the Company and its wholly owned subsidiaries or among the Company’s wholly owned subsidiaries, purchase, redeem or otherwise acquire any Shares or any rights, warrants or options to acquire any such Shares;

•	incur, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money except for indebtedness incurred pursuant to agreements in effect prior to the execution of the Merger Agreement not to exceed $10 million;

•	sell, lease, license, transfer, exchange or swap, mortgage or otherwise encumber or otherwise dispose of any material portion of its material properties or assets;

•	modify, amend, terminate or waive any rights under certain material contracts in a manner which is adverse to the Company, or enter into any such contract other than in the ordinary course of business and other than in response to an unexpected disruption in supply;

•	make capital expenditures having an aggregate value in excess of (i) with respect to the Company’s fiscal year ending June 30, 2007, together with the amount of capital expenditures made by the Company through the date of the Merger Agreement, $42 million and (ii) with respect to the Company’s fiscal quarter ending September 30, 2007, $10 million;

•	make any investment or acquisition in excess of $500,000 in the aggregate;

•	settle any claim, action or proceeding, except those involving only the payment of monetary damages not in excess of $500,000 in the aggregate, or otherwise satisfy any liabilities in excess of such amount;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, re-capitalization or other reorganization;

•	take any material action with respect to any affiliate of the Company (other than any wholly owned subsidiary of the Company) that is outside the ordinary course of business consistent with past practice;

•	agree to take, permit any of its subsidiaries to take, or adopt any resolutions of its board of directors in support of, any of the foregoing actions.

In addition, Purchaser has agreed that between the date of the Merger Agreement and the Effective Time it shall not, and shall not permit any of its subsidiaries or affiliates to, take or agree to take any action that would reasonably be expected to prevent or materially delay the consummation of the Offer, the closing of the Merger or prevent or materially delay or materially impair the ability of Purchaser or Parent to satisfy the Tender Offer Conditions or the conditions precedent to the Merger, to obtain financing for the Offer and the Merger or to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

Stockholders Meeting.  If the Company is required to submit the Merger Agreement to a vote of the stockholders of the Company, the Company must, as promptly as reasonably practicable following the mailing of the proxy statement, call and hold a meeting of the Company’s stockholders for the purpose of obtaining the vote of the Company’s stockholders. The Company is required to use all reasonable best efforts to solicit stockholder proxies in favor of the approval of the Merger Agreement. Unless the Merger Agreement has been terminated prior to the possible required meeting of stockholders, the Company is required to submit the Merger Agreement to a vote of stockholders even if the Company’s board (whether or not acting through the Special Committee, if then in existence) has approved, endorsed or recommended another takeover proposal or withdraws, modifies or amends its recommendation, described below in “No Solicitation of Transactions,” that the Company’s stockholders vote in favor of adoption of the Merger Agreement. Nevertheless, if a Short-Form Merger may be effected pursuant to Section 253 of the DGCL, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective without a meeting of the stockholders of the Company.

No Solicitation of Transactions.  The Company has agreed not to, and to direct its representatives not to:

•	solicit, initiate, knowingly encourage (including by providing information) or facilitate any inquiries, proposals or offers with respect to, or the making or completion of, any Alternative Proposal (as defined below);

•	engage or participate in any negotiations regarding, or provide or cause to be provided any non-public information or data relating to the Company or any of its subsidiaries in connection with, or have any discussions with any person relating to, an actual or proposed Alternative Proposal, or otherwise knowingly engage or facilitate any effort or attempt to make or implement an Alternative Proposal;

•	approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal;

•	approve, endorse or recommend, or publicly announce an intention to approve, endorse or recommend, or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal;

•	amend, terminate, waive or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement. However, the Company is permitted to waive any such agreement to permit the counterparty to make a non-public offer or proposal to the board of directors (or the Special Committee) with respect to an Alternative Proposal (except that references in the definition of Alternative Proposal to “20%” are deemed to be references to “50%”).

In addition, the Company has agreed to, and to cause each of its subsidiaries to, and to direct each of its and its subsidiaries’ representatives to, immediately cease any existing solicitations, discussions or negotiations with any person (other than the parties hereto) that has made or indicated an intention to make an Alternative Proposal.

“Alternative Proposal” means:

•	any inquiry, proposal or offer from any person or group of persons other than Purchaser or one of its subsidiaries for a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, or similar transaction involving the Company (or any subsidiary or subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its subsidiaries, taken as a whole);

•	any proposal for the issuance by the Company of over 20% of its equity securities; or

•	any proposal or offer to acquire in any manner, directly or indirectly, over 20% of the equity securities or consolidated total assets of the Company and its subsidiaries, in each case other than the Offer or the Merger.

We have agreed, however, that the Company may, in response to an unsolicited Alternative Proposal which did not result from or arise in connection with a breach of the Company’s non-solicitation obligations under the Merger Agreement and which the board (acting through the Special Committee) determines, in good faith, after consultation with its outside counsel and financial advisors, may reasonably be expected to lead to a Superior Proposal (as defined below):

•	furnish non-public information with respect to the Company and its subsidiaries to the person making such Alternative Proposal and its representatives pursuant to a customary confidentiality agreement no less restrictive of and no more favorable to the other party than the confidentiality agreement between the Company and the Sponsor;

•	participate in discussions or negotiations with such person and its representatives regarding such Alternative Proposal; provided that (i) Purchaser will be entitled to promptly receive an executed copy of such confidentiality agreement and (ii) the Company will promptly provide or make available to Purchaser any material non-public information concerning the Company or any of its subsidiaries that is provided to the person making such Alternative Proposal or its representatives, which was not previously provided or made available to Purchaser.

The Company has also agreed that neither the board of directors nor any committee thereof will withdraw or modify the recommendation that the stockholders of the Company tender their Shares in the Offer or otherwise approve the adoption of the Merger Agreement (the “Recommendation”) in a manner adverse to Purchaser or Parent, or publicly propose to do so, or approve or recommend or publicly propose to approve or recommend, any Alternative Proposal.

However, if, prior to receipt of stockholder approval of the Merger Agreement and the Merger, the board of directors or the Special Committee determines in good faith, after consultation with outside counsel, that failure to so withdraw, qualify or modify its Recommendation would be inconsistent with the board of directors’ or the Special Committee’s exercise of its fiduciary duties, the board of directors or any committee thereof may withdraw, qualify or modify its Recommendation (a “Change of Recommendation”). If such Change of Recommendation is the result of a Superior Proposal (as defined below), the Company is required to have first provided prior written notice to Purchaser that it is prepared to effect a Change of Recommendation in response to a Superior Proposal which notice must describe in reasonable detail and include any draft agreements pertaining to such Superior Proposal, and such Change of Recommendation can only be made if Purchaser has not made, within three business days of receipt of such notice, a proposal that the board of directors or any committee thereof determines is at least as favorable to the stockholders of the Company as such Superior Proposal.

“Superior Proposal” means any Alternative Proposal:

•	on terms which the board of directors (or the Special Committee) determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable to the holders of Shares than the Offer and the Merger, taking into account all the terms and conditions of such proposal and the Merger Agreement; and

•	that the board of directors (or the Special Committee) believes is reasonably capable of being completed, taking into account all financial, regulatory, legal and other aspects of such proposal. For purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Alternative Proposal are deemed to be references to “50%”.

The Company is required to promptly (and in any event within 48 hours) advise Purchaser and Parent of:

•	any Alternative Proposal or indication or inquiry with respect to or that would reasonably be expected to lead to any Alternative Proposal;

•	any request for non-public information relating to the Company or its subsidiaries, other than requests for information not reasonably expected to be related to an Alternative Proposal; and

•	any inquiry or request for discussion or negotiation regarding an Alternative Proposal, including in each case the identity of the person making any such Alternative Proposal or indication or inquiry and the material terms of any such Alternative Proposal or indication or inquiry (including copies of any document or correspondence evidencing such Alternative Proposal or inquiry).

The Company is required to keep Purchaser and Parent reasonably informed on a reasonably current basis of any material change to the terms of any such Alternative Proposal or indication or inquiry.

The Merger Agreement does not prohibit us or the Company’s board of directors (or the Special Committee) from making certain disclosures contemplated by securities laws.

Employee Benefits.  The parties have agreed that, for a period of one year after the Effective Time, the Surviving Corporation will provide the Company’s current and former employees (other than those covered by collective bargaining agreements) with compensation opportunities and benefits that are no less favorable in the aggregate than those that the Company provides as of the Effective Time (excluding the value to equity based awards).

For all purposes under the employee benefit plans of the Surviving Corporation providing benefits to employees of the Company after the Effective Time, each employee will be credited with his or her years of service with the Company under the employee benefit plans of the Surviving Corporation to the extent that he or she was entitled to credit for service under the Company’s corresponding benefit plans prior to the Effective Time. Each employee will be immediately eligible to participate in the Surviving Corporation’s new employee benefit plans that replace a similar or comparable old benefit plan under which the employee would have been eligible. In addition, for new plans of the Surviving Corporation, pre-existing condition exclusions and similar requirements will be waived to the extent they were waived under the Company’s old plans, and eligible expenses incurred by an employee during the portion of the year prior to consummation of the Merger will be credited for deductible, coinsurance and maximum out-of-pocket expenses for that year under the Surviving Corporation’s benefit plans.

Indemnification and Insurance.  Purchaser and Parent have agreed that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees of the Company or its subsidiaries as provided in their respective certificates of incorporation or by-laws or other organization documents or in any agreement will survive the Merger and continue in full force and effect. For a period of six (6) years from the earlier of the Acceptance Date and the Effective Time, Parent and the Surviving Corporation will maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its subsidiaries’ certificates of incorporation and by-laws or similar organization documents as in effect immediately prior to the earlier of the Acceptance

Date and the Effective Time or in any indemnification agreements of the Company or its subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the earlier of the Acceptance Date and the Effective Time, and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the earlier of the Acceptance Date and the Effective Time were current or former directors, officers or employees of the Company or any of its subsidiaries. From and after the earlier of the Acceptance Date and the Effective Time Parent has agreed to cause the Surviving Corporation and its subsidiaries to honor, the foregoing obligations without limit as to time.

The parties have also agreed that from and after the earlier of the Acceptance Date and the Effective Time each of Parent and the Surviving Corporation will, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee of the Company or any of its subsidiaries (each, an “Indemnified Party”) against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened action, arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the earlier of the Acceptance Date and the Effective Time (including acts or omissions in connection with such persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company). However, neither Parent nor the Surviving Corporation will be liable for any settlement effected without either Parent’s or the Surviving Corporation’s prior written consent (which consent shall not be unreasonably withheld or delayed) and Parent and the Surviving Corporation will not be obligated to pay the fees and expenses of more than one counsel for all Indemnified Parties in any jurisdiction with respect to any single such claim, action, suit, proceeding or investigation, unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest that would make such joint representation inappropriate.

The parties have further agreed that for a period of six (6) years from the earlier of the Acceptance Date and the Effective Time, Parent will either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries or provide substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy,” in either case of at least the same coverage and amounts and containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the earlier of the Acceptance Date and the Effective Time. However, after the earlier of the Acceptance Date and the Effective Time, Parent will not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date of the Merger Agreement in respect of such coverage, but in such case will purchase as much coverage as reasonably practicable for such amount. Further, if the Surviving Corporation purchases a “tail policy” and the same coverage costs more than 500% of such last annual premium, the Surviving Corporation will purchase the maximum amount of coverage that can be obtained for 500% of such last annual premium. At the Company’s option, the Company may purchase prior to the earlier of the Acceptance Date and the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the earlier of the Acceptance Date and the Effective Time, covering without limitation the transactions contemplated hereby so long as the cost of such tail policy does not exceed 500% of the last annual premium paid in respect of the current coverage. If the Company obtains such a tail prepaid policy, Parent will cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

Parent has also agreed to pay all reasonable expenses, including reasonable attorneys’ fees that may be incurred by any Indemnified Party in enforcing the foregoing obligations.

If Purchaser, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not be the continuing or Surviving Corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, assume the foregoing obligations.

Agreement to Take Further Action and to Use All Reasonable Best Efforts.  Each of the parties to the Merger Agreement has agreed to use all reasonable best efforts to do anything necessary, proper or advisable under applicable laws to consummate the Offer and to consummate and make effective the Merger. The Company has also agreed to use its reasonable best efforts to obtain necessary consents or waivers from third parties (although the Company is not required to pay any consideration or incur any liability in connection with obtaining such consents or waivers, other than de minimis amounts or if Purchaser and Parent have provided assurance of repayment), to defend any lawsuit challenging the Merger or the Merger Agreement, and to execute and deliver any additional documents necessary to complete the Merger.

The parties have agreed to use reasonable best efforts to cooperate and consult with each other in making any filings and notifications to any governmental entity, and have agreed to supply any governmental entity with requested information as promptly as practicable and to take, or cause to be taken all other actions proper or advisable to consummate and make effective the Merger and related transactions.

On January 3, 2007, the Purchaser was notified by the FTC that, as of that date, it had granted early termination of the Hart-Scott-Rodino Act waiting period.

Financing Commitments; Company Cooperation.  Parent has agreed to use its reasonable best efforts to arrange the debt financing in connection with the Offer and the Merger on the terms described in the debt commitment letter delivered in connection with the signing of the Merger Agreement. If any of this debt financing becomes unavailable on the terms described in the debt commitment letter, Parent has agreed to use its reasonable best efforts to obtain alternative debt financing on terms no less favorable to Parent or Purchaser and no more adverse to the ability of Parent and Purchaser to consummate the transactions contemplated by the Merger Agreement.

The Company has agreed to use reasonable efforts to cooperate with Purchaser and Parent in obtaining the financing, including:

•	providing to the parties providing the financing all customary financial statements for financing similar to those described in the debt financing commitments received by the Purchaser and using reasonable best efforts to provide additional financial information as Parent shall reasonably request;

•	participating in a reasonable number of meetings, drafting sessions and due diligence sessions in connection with the financing;

•	subject to certain limitations, assisting in the preparation of offering documents or confidential information memoranda and materials for rating agency presentations;

•	reasonably cooperating with the marketing efforts for any of the debt financing; and

•	executing and delivering (or using reasonable best efforts to obtain from advisors), customary certificates with respect to solvency matters, accounting comfort letters, legal opinions, surveys, title insurance or other documents and instruments ancillary to the financing as may be reasonably requested by Parent.

The foregoing notwithstanding, the Company’s pre-closing directors are not required to take any action with respect to the foregoing and neither the Company nor any of its subsidiaries is obligated to take any action that requires action or approval by the pre-closing directors. None of the Company or any of its subsidiaries or their representatives is required to incur any expense in connection with the debt financing that is not simultaneously reimbursed by Parent. Parent has also agreed to indemnify the Company for losses suffered by the Company in connection with the arrangement of the debt financing and any information utilized in connection therewith (other than information provided by the Company or its subsidiaries). Parent’s obligation to pay such amounts are limited by the Sponsor Guarantee, discussed in greater detail under Section 11 — “The Sponsor Guarantee”. Neither the Company nor any of its affiliates or representatives is required to incur any expenses in excess $250,000 in connection with the required financing cooperation, except to the extent the cap of the Sponsor Guarantee, is increased in respect of such additional amounts.

Private Placement Notes Repayment.  At the written request of Parent, the Company has agreed to take all actions reasonably requested by Parent that are necessary to assist Parent to repay all of the Company’s outstanding private placement notes outstanding on the closing date. The actions the Company has agreed to take include the delivery of notices and other documents in accordance with the applicable provisions of each note purchase agreement to which the Company is a party. However, the Company is not required to provide any irrevocable notice or take any other irrevocable act regarding Parent’s note repurchases unless the action is taken simultaneously with the Merger being consummated and, prior to the Company’s being required to take the action, Parent has deposited sufficient funds to effect the note repayment.

In connection with the foregoing, the Company has agreed to provide Parent with a reasonable period of time to review and comment on all notices, certificates and other documents to be delivered to holders of any of the private placement notes. Parent, upon request by the Company, has agreed to promptly reimburse the Company for all reasonable out-of-pocket costs incurred in connection with the repayment of the notes, and to indemnify the Company and its representatives for all losses suffered or incurred by them arising in connection with the repayment. Parent’s obligation to pay such amounts are limited by the Sponsor Guarantee. Neither the Company nor any of its affiliates or representatives is required to incur any expenses in excess $250,000 in connection with the note repurchases, except to the extent the cap of the Sponsor Guarantee is increased in respect of such additional amounts.

Other Covenants and Agreements.  The Merger Agreement contains additional agreements among the Company, Purchaser and Parent relating to, among other things:

•	providing Parent access to the Company’s properties, contracts, commitments, books and records;

•	notices of certain events, and cooperation to mitigate any adverse consequences of those events;

•	the filing of documents with the SEC;

•	the issuance of a joint press release announcing the execution of the Merger Agreement;

•	actions necessary to exempt the transactions contemplated by the Merger Agreement from the effect of any takeover statutes;

•	the validity of the Sponsor Guarantee and that it constitutes a legally binding obligation enforceable in accordance with its terms;

•	the opportunity of Parent to participate in the defense or settlement of stockholder litigation against the Company or its directors of officers relating to the transactions contemplated by the Offer and the Merger Agreement.

Conditions to the Merger.  The obligations of the parties to complete the Merger are subject to the satisfaction or waiver of the following mutual conditions:

•	unless the Merger is consummated pursuant to a Short-Form Merger, the Company Stockholder Approval must be obtained;

•	no governmental entity shall have enacted, issued or entered any restraining order, injunction or similar order or legal restraint or prohibition which prohibits consummation of the Merger; and

•	Purchaser shall have accepted for purchase the Shares tendered pursuant to the Offer.

Conditions to the Offer.  Parent is not required to accept for payment or pay for the Shares if, as of the Expiration Date:

•	A number of Shares which represents more than one-half of the number of Shares outstanding on a fully diluted basis has not been validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”).

•	A governmental entity shall have enacted, issued or entered any restraining order, injunction or similar order or legal restraint or prohibition which remains in effect that enjoins or otherwise prohibits consummation of the Offer or the Merger.

•	the Merger Agreement has been terminated in accordance with its terms;

•	any of the representations and warranties of the Company is not true and correct in all respects as of the date upon which such representations and warranties must be true and correct except (subject to certain exceptions as specified in the Merger Agreement) where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect;

•	the Company has not in all material respects performed all obligations and complied with all covenants required by the Merger Agreement prior to the Expiration Date, and such failure to perform shall not have been cured prior to the Expiration Date; and

•	there occurs and is continuing any Company Material Adverse Effect.

Termination.  The Merger Agreement may be terminated by either Parent or the Company, and the Offer or the Merger may be abandoned at any time prior to the Effective Time, if:

1. Parent and the Company agree;

2. prior to the purchase of Shares pursuant to the Offer, the Effective Time shall not have occurred by June 30, 2007, except that this right will not be available to a party if the failure to fulfill any of such party’s obligations under the Merger Agreement is the proximate cause of the failure to complete the Merger on or prior to such date;

3. any final and nonappealable injunction or order restrains, enjoins or prohibits the consummation of the Offer or the Merger, except that the party seeking to terminate the Merger Agreement must have sought to prevent, oppose and remove such injunction; or

4. at any time after March 16, 2007, if, as of the then most recent Expiration Date occurring on or after March 16, 2007, all of the Tender Offer Conditions (other than the Minimum Condition) were satisfied for at least two consecutive business days prior to such Expiration Date.

The Merger Agreement may be terminated by Parent, and the Offer or the Merger may be abandoned at any time prior to the Effective Time:

5. if upon 30 days prior written notice to the Company, the Company breaches or fails to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform:

•	would result in a failure of (i) the fourth or fifth condition to the Offer (above) to be satisfied, (ii) a condition to the Merger (above) to be satisfied or (iii) the Offer to be consummated; and

•	cannot be cured by June 30, 2007;

6. prior to the purchase of Shares in the Offer, if the board of directors or the Special Committee:

•	withdraws, modifies or qualifies (or publicly proposes to withdraw, modify or qualify) in any manner adverse to Parent or Purchaser, its recommendation that the Company’s stockholders tender pursuant to the Offer; or

•	approves, endorses or recommends (or publicly proposes to approve, endorse or recommend) any Alternative Proposal;

7. if, since the date of the Merger Agreement and prior to the purchase of Shares in the Offer, a Company Material Adverse Effect has occurred that cannot be cured by June 30, 2007.

The Merger Agreement may be terminated by the Company, and the Offer or the Merger may be abandoned at any time prior to the Effective Time:

8. upon 30 days prior written notice to Parent, if Parent or Purchaser breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform:

•	would result in a Parent Material Adverse Effect or would result in a failure of any condition to the Offer (above) or condition to the Merger (above) to be satisfied or the failure of the Acceptance Date or the closing to occur; and

•	cannot be cured by June 30, 2007;

9. in order to enter in to a transaction that is a Superior Proposal, if prior to the Acceptance Date, (i) the board of directors or the Special Committee has received a Superior Proposal, (ii) the Company has notified Parent of its intention to terminate the Merger Agreement, (iii) at least five business days following receipt of such notice the board of directors or the Special Committee has determined that any revised proposal made by Parent is not at least as favorable to the stockholders of the Company as the Superior Proposal and (iv) prior to or concurrently with such termination, the Company pays to Purchaser the termination fee (described below); or

10. if (i) the Merger is not consummated within 5 business days of the first date on which all Conditions to the Merger are satisfied and at the time of termination such conditions continue to be satisfied (however, the Company may not terminate the Merger Agreement under this provision (i) until 25 business days have passed since the Merger Agreement was executed), (ii) Purchaser has terminated the Offer or failed to extend it as required under the Merger Agreement or (iii) in violation of the Merger Agreement, Purchaser has failed to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer.

Termination Fees and Expenses.  Termination Fee Payable by the Company. The Company must pay to an affiliate of Sponsor a termination fee of $29 million (less any previously paid expenses of Parent or Purchaser as described below), if:

•	(i) after the date of the Merger Agreement an Alternative Proposal, substituting 40% for the 20% threshold in the definition of Alternative Proposal (such altered proposal, a “Qualifying Transaction”) is or continues to be publicly proposed or publicly disclosed; (ii) the Merger Agreement is terminated by Parent upon a breach by the Company causing the failure to satisfy a condition to the Purchaser’s obligation to complete (A) the Merger or (B) Offer (as discussed above), which breach or failure can not be cured by June 30, 2007 (and a proposal regarding a Qualifying Transaction remains outstanding at the time of the event giving rise to the termination); or the Merger Agreement is terminated by either Parent or the Company if, as of the then most recent Expiration Date occurring on or after March 16, 2007, all of the Tender Offer Conditions (other than the Minimum Condition) were satisfied for at least two consecutive business days prior to such Expiration Date (and a proposal regarding a Qualifying Transaction remains outstanding as of the most recent Expiration Date) and (iii) the Company enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any proposal regarding a Qualifying Transaction within 12 months after the date the Merger Agreement is terminated;

•	the Merger Agreement is terminated by the Company in order to enter into a transaction that is a Superior Proposal; or

•	the Merger Agreement is terminated by Parent because the Company’s board of directors (or the Special Committee) either (i) withdraws, modifies or qualifies (or publicly proposes to withdraw, modify or qualify) in any manner adverse to Purchaser or Parent, its recommendation that the Company’s stockholders tender their Shares pursuant to the Offer or (ii) approves, endorses or recommends (or publicly proposes to approve, endorse or recommend) any Alternative Proposal.

We refer to the $29 million amount above as the “Termination Fee.”

Termination Fee Payable by Purchaser.  Parent has agreed to pay the Company a termination fee of $35 million if:

•	the Company terminates the Merger Agreement pursuant to its right to terminate under paragraph 8 above and at the time of such termination there is no state of facts (excluding the breach by Purchaser or Parent or the public announcement by the Company of such breach) that would reasonably be expected to cause the Conditions to the Merger (other than the condition regarding a governmental entity enacting a restraining order or legal restraint prohibiting the consummation of the Merger) or the Conditions to the Offer (other than the termination of the Merger Agreement by Purchaser or Parent) not to be satisfied on or before June 30, 2007, assuming the Expiration Date and the Closing were to be scheduled on June 30, 2007;

•	the Company terminates the Merger Agreement pursuant to its right to terminate under paragraph 10 above; or

•	Parent or the Company terminate the Merger Agreement pursuant to their common right to do so under paragraph 2 above, and at the time of such termination, the Conditions to the Offer (above) have been satisfied (other than where a breach by Parent or Purchaser has caused the failure of such condition).

Reimbursement of Purchaser’s Fees and Expenses.  The Company must reimburse Parent for all of its and Purchaser’s reasonable out-of-pocket documented expenses incurred on their behalf in connection with or related to the Merger Agreement and all other matters related to the Merger, including their financing, subject to a maximum of $10 million, in the aggregate, in the event that:

•	a proposal regarding a Qualifying Transaction has been made known to the public or has been made directly to the Company’s stockholders generally or any person has publicly announced an intention to make a proposal regarding a Qualifying Transaction that reasonably appears to be bona fide;

•	the Merger Agreement is subsequently terminated pursuant to paragraph 4 above; and

•	at the time of such termination, the Termination Fee is not then payable.

Amendment and Waiver.  The Merger Agreement may be amended by a written agreement signed by the Company, Purchaser and Parent at any time prior to the Effective Time. No amendment that requires further approval of the Company’s stockholders will be made without obtaining that approval.

The Sponsor Guarantee.  Concurrent with the execution of the Merger Agreement, the Sponsor delivered to the Company an amended and restated guarantee addressed to the Company, guaranteeing certain obligations of Purchaser and Parent, respectively under the Merger Agreement (the “Sponsor Guarantee”). The Sponsor Guarantee constitutes a legal, valid and binding obligation of the Sponsor, pursuant to which the Sponsor absolutely, unconditionally and irrevocably guarantees to the Company, the due and punctual observance, payment, performance and discharge of the obligation of Parent and Purchaser to make any required payment pursuant to the Merger Agreement, namely the payment of a $35 million termination fee discussed in Section 11 — “Termination Fees and Expenses” (below) and the payment of $500,000 of fees and expenses borne by the Company arising from the enforcement by the Company of the Sponsor Guarantee, as against the Guarantor. The maximum amount payable by the Sponsor under the Sponsor Guarantee may not exceed $35.5 million. The Sponsor Guarantee is binding on the Sponsor, its successors and assigns until the obligations arising thereunder are satisfied in full.

12.	SOURCE AND AMOUNT OF FUNDS.

Parent expects that up to $901.0 million will be required to consummate the Offer and the Merger. Parent anticipates funding the purchase price and related expenses with (i) funds to be borrowed under a senior secured tender offer credit facility (the “Tender Facility”) committed to by Bank of America, N.A. (“BOA”), Merrill Lynch Capital Corporation (“MLCC”) and General Electric Capital Corporation (“GECC” and, together with BOA and MLCC, the “Banks”) expected to be drawn in the amount of approximately $439.5 million and (ii) investments by the Sponsor in the form of common stock, redeemable preferred stock or subordinated indebtedness in the amount of approximately $461.5 million. The Banks have also committed to provide Purchaser funds to be borrowed under senior secured credit facilities (the “Permanent Credit Facilities”) in the amount of $750.0 million in order to refinance the Tender Facility, redeem and repay some of the preferred stock and indebtedness invested in by the Sponsor, refinance certain of the Company’s existing indebtedness, pay fees and expenses in connection with the Offer and the Merger and to provide for capital expenditures, acquisitions, investments, ongoing working capital requirements and funding for general corporate purposes of the Surviving Corporation and its subsidiaries. In the event the Short-Form Merger described above under Section 11 — “Short-Form Merger” does not occur, a portion of these funds will be used to finance the payment of consideration to shareholders in connection with a merger under Section 251 of the DGCL (a “Long-Form Merger”).

The following summary of certain financing arrangements in connection with the Offer and the Merger is qualified in its entirety by reference to each of the equity commitment letter and debt commitment letter described below, copies of which are filed as an exhibit to the Schedule TO and are incorporated by reference herein. You are urged to read the commitment letters in their entirety for a more complete description of the provisions summarized below.

Sponsor Financing.  Parent has received an equity commitment letter from the Sponsor (the “Equity Commitment Letter”) pursuant to which the Sponsor has committed to invest up to $461.5 million in cash. The Sponsor may assign all or a portion of its obligations to make such investments to affiliates or affiliated funds or to entities governed by an affiliate or an affiliated fund, provided that any such assignment does not relieve the Sponsor of its obligations under the Equity Commitment Letter. The commitment of the Sponsor will be reduced by any amounts actually invested in or contributed to Parent by such affiliates on or before the closing date.

The Sponsor’s commitment is conditioned upon (i) the satisfaction of all conditions precedents to the obligations of Parent and Purchaser to consummate the Offer and the transactions set forth in the Merger Agreement and (ii) substantially contemporaneous funding of the Tender Facility to be issued pursuant to the debt commitment letter (described below) or any alternative debt financing. In addition, the Sponsor’s obligations will expire automatically upon the earlier to occur of (i) termination of the Merger Agreement pursuant to its terms and (ii) the assertion by the Company or any of its affiliates in any litigation or other proceeding of any claim against the Sponsor Guarantee.

Debt Financing.  Parent has received a debt commitment letter, dated as of January 15, 2007, from BOA, Banc of America Securities LLC (“BAS”), MLCC, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S” and GECC (together, the “Debt Financing Sources”) pursuant to which, subject to the conditions set forth therein, the Banks have each severally and not jointly committed to provide the Tender Facility and the Permanent Credit Facilities for the uses described above.

Tender Facility.  The Tender Facility will consist of a $465.0 million term loan maturing at the earlier of (a) the closing of a Long-Form Merger and (b) 180 days after the initial funding under the Tender Facility (the “Tender Closing Date”). The Tender Facility permits an affiliate of Parent and Purchaser (“Borrower”) to make additional drawings during the 30 day period after the Tender Closing Date in minimum amounts to be agreed. No alternative financing arrangements or alternative financing plans have been made in the event that the Tender Facility is not available as anticipated.

The commitment of the Banks with respect to the Tender Facility expires upon the earliest to occur of (A) the execution and delivery of definitive tender documentation by all parties thereto, (B) June 30, 2007, if the Tender Closing Date has not occurred on or prior to such date, (C) the date on which this Offer is abandoned, withdrawn or terminated and (D) the date which is 14 days after the End Date (as defined in the Merger Agreement).

The availability of the Tender Facility is subject to certain conditions, including the consummation of the Offer in accordance with the Merger Agreement without waiver or amendment of any material provisions thereof (other than any such waivers or amendments as are not, taken as a whole, materially adverse to Debt Financing Sources unless consented to by the Joint Lead Arrangers (as defined below)), compliance with the margin regulations and funding of an equity contribution by the Sponsor. The only representations relating to the Company the making of which shall be a condition to the availability of the Tender Facility shall be such of the representations made by the Company in the Merger Agreement as are material to the interests of the lenders, but only to the extent that Parent has the right to terminate its obligations under the Merger Agreement as a result of a breach of such representations, as well as representations of Borrower regarding Federal Reserve margin regulations, the Investment Company Act and Borrower’s corporate power and authority to enter into, and the enforceability of, the definitive documentation for the Tender Facility.

BAS and MLPF&S have been appointed as joint lead arrangers (the “Joint Lead Arrangers”) and joint bookrunners for the Tender Facility. BOA will be the administrative agent and collateral agent, MLCC will be syndication agent and GECC will be documentation agent for the Tender Facility.

Interest Rate and Fees.  Amounts outstanding under the Tender Facility will bear interest at a rate equal to, at our option (i) an alternate base rate plus an applicable margin or (ii) an adjusted LIBOR rate plus an applicable margin. We expect the applicable margins to be 2.00% with respect to ABR loans and 3.00% with respect to LIBOR loans.

A per annum commitment fee on the undrawn portion of the commitments in respect of the Tender Facility shall accrue from the Tender Closing Date at a rate per annum equal to 0.50% although such commitment fee shall be waived if the commitments for the undrawn portion of the Tender Facility are terminated on or prior to the 15th day following the Tender Closing Date.

Prepayments and Amortization.  Borrower will be permitted to make voluntary prepayments with respect to the Tender Facility at any time, without premium or penalty (other than LIBOR breakage costs, if applicable).

Guarantors.  All obligations under the Tender Facility will be unconditionally guaranteed by Purchaser and a direct subsidiary of Parent and the direct parent of the Borrower (“Holdings”).

Security.  The obligations of Borrower and the guarantors under the Tender Facility will be secured by substantially all of the tangible and intangible property and assets of Borrower, Purchaser and Holdings, including perfected first priority pledges in the shares tendered in the Offer and all capital stock of Borrower and Purchaser.

Other Terms.  The Tender Facility will contain representations and warranties and affirmative and negative covenants, in each case consistent with documentation for transactions of this type for companies owned by major private equity sponsors, including restrictions on the ability of Borrower, Holdings and Purchaser to engage in anything other than limited activities, own any assets or incur any liabilities. The Tender Facility will include customary events of default, including a change of control and will contain restrictions on the Company and its subsidiaries following the Tender Closing Date that are agreed between the Borrower and the Joint Lead Arrangers, but that will in no event be more restrictive than those contained in the Company’s credit agreement.

Permanent Credit Facilities.  The Permanent Credit Facilities will be composed of a $450.0 million senior secured first lien term loan facility with a term of seven years, a $100.0 million senior secured revolving credit facility with a term of six years and a $200.0 million senior secured second lien term loan facility with a term of seven years and six months. The revolving credit facility will include sublimits for the issuance of letters of credit and swingline loans. In addition, the definitive documentation for the Permanent Credit Facilities will permit Borrower to add one or more uncommitted incremental term loan facilities and/or increase commitments under the revolving credit facility in an aggregate amount of up to $80.0 million, subject to certain conditions. No alternative financing arrangements or alternative financing plans have been made in the event that the Permanent Credit Facilities are not available as anticipated.

The commitment of the Banks with respect to the Permanent Credit Facilities expires upon the earliest to occur of (A) the termination of the Tender Facility under certain circumstances, (B) the execution and delivery of definitive documentation with respect to the Permanent Credit Facilities or (C) the date which is 14 days after the End Date (as defined in the Merger Agreement), but not later than October 15, 2007.

The availability of the Permanent Credit Facilities is subject to certain conditions, including (i) the refinancing of each of the Tender Facility, subordinated indebtedness incurred in connection with the Sponsor financing and certain existing indebtedness of the Company and (ii), unless the Short-Form Merger has occurred, consummation of a Long-Form Merger in accordance with the Merger Agreement without waiver or amendment of any material provisions thereof (other than any such waivers or amendments as are not, taken as a whole, materially adverse to Debt Financing Sources unless consented to by the Joint Lead Arrangers). The only representations relating to the Company the making of which shall be a condition to the availability of the Permanent Credit Facilities shall be such of the representations made by the Company in the Merger Agreement as are material to the interests of the lenders, but only to the extent that Parent has the right to terminate its obligations under the Merger Agreement as a result of a breach of such representations, as well as representations of Borrower regarding Federal Reserve margin regulations, the Investment Company Act and Borrower’s corporate power and authority to enter into, and the enforceability of, the definitive documentation for the Permanent Credit Facilities.

BAS and MLPF&S have been appointed as joint lead arrangers and joint bookrunners for the Permanent Credit Facilities. BOA will be the administrative agent and collateral agent, MLCC will be syndication agent and GECC will be documentation agent for the Permanent Credit Facilities.

Interest Rate and Fees.  Amounts outstanding under the Permanent Credit Facilities will bear interest at a rate equal to, at our option (i) an alternate base rate plus an applicable margin or (ii) an adjusted LIBOR rate plus an applicable margin. We expect the applicable margins to be:

•	for the first lien term loan facility, 1.25% with respect to ABR loans and 2.25% with respect to LIBOR loans,

•	for the revolving credit facility, 1.25% with respect to ABR loans and 2.25% with respect to LIBOR loans, and

•	for the second lien term loan facility, 5.25% with respect to ABR loans and 6.25% with respect to LIBOR loans.

The applicable margins for loans under the revolving credit facility may be reduced based on a grid to be agreed.

We will pay certain fees with respect to the Permanent Credit Facilities, including: (i) a commitment fee of 0.50% per annum (subject to a step-down based on leverage) on the daily unused amount of the revolving credit facility, (ii) fronting fees at a rate of 0.125% per annum on letters of credit issued under the Permanent Credit Facilities and (iii) customary annual administration fees.

Prepayments and Amortization.  Borrower will be permitted to make voluntary prepayments with respect to the first lien term loan facility and the revolving credit facility at any time, without premium or penalty (other than LIBOR breakage costs, if applicable). Borrower will be permitted to make voluntary prepayments with respect to the second lien term loan facility at 102.0% of the principal amount prepaid if such prepayment occurs on or prior to the first anniversary of the closing date, at 101.0% of the principal amount prepaid if such prepayment occurs after the first anniversary of the closing date but prior to the second anniversary of the closing date and thereafter at any time without premium or penalty (other than LIBOR breakage costs, if applicable). Borrower will be required to make mandatory prepayments of term loans with:

•	100% of the net cash proceeds of specified sales and other dispositions other than in the ordinary course (subject to reinvestment rights and other exceptions to be agreed),

•	100% of the net cash proceeds of the issuances of debt (other than permitted debt), and

•	50% of the Surviving Corporation’s annual excess cash flow (to be defined), with such percentage subject to reduction based on leverage of the Surviving Corporation.

The first lien term loans will also have required interim amortization payments equal to 1% of the original principal amount thereof per annum, payable quarterly, with the balance payable at the final maturity date of such term loans. The second lien term loans will not be subject to interim amortization. Upon a change of control (to be defined), Borrower will be required to offer to purchase all outstanding second lien term loans at a price equal to 101.0% of the principal amount thereof if such purchase occurs on or prior to the second anniversary of the closing date and at 100.0% if such purchase occurs thereafter (in each case, subject to LIBOR breakage costs, if applicable).

Guarantors.  All obligations under the Permanent Credit Facilities will be unconditionally guaranteed by each existing and future wholly-owned material domestic subsidiary of the Surviving Corporation, subject to exceptions to be agreed.

Security.  The obligations of Borrower and the guarantors under the first lien term loan facility and revolving credit facility will be secured by perfected first priority pledges, and the obligations of Borrower and the guarantors under the second lien term loan facility will be secured by perfected second priority pledges, of all of the equity interests of Borrower and each of Borrower’s direct and indirect material domestic subsidiaries and of 65% of the equity interests of Borrower’s direct and indirect “first-tier” material foreign subsidiaries, and perfected first priority security interests with respect to the first lien term loan facility and revolving credit facility and perfected second priority security interests with respect to the second lien term loan facility in and mortgages on all owned material tangible and intangible assets (including, without limitation, accounts receivable, inventory, equipment (excluding vehicles), general intangibles, intercompany promissory notes, insurance policies, investment property, U.S. intellectual property and material owned real property, proceeds of the foregoing (but excluding cash and deposit accounts and leasehold interests and other exceptions to be agreed) of Borrower and the guarantors, wherever located, now or hereafter owned. A security interest or pledge will not be required to be provided to the extent, in the case of any foreign subsidiary, such pledge or security interest would be prohibited by applicable law or would result in materially adverse tax consequences, to the extent the cost of obtaining a pledge or security interest is excessive in relation to the benefit thereof and in certain other cases to be agreed consistent with transactions for companies owned by Sponsor. If the security is not provided at closing despite the use of commercially reasonable efforts to do so, the delivery of the security will not be a condition precedent to the availability of the Permanent Credit Facilities on the closing date, but instead will be required to be delivered following the closing date pursuant to arrangements to be mutually agreed upon.

Unrestricted Subsidiaries.  Under the Permanent Credit Facilities, certain subsidiaries of Borrower may be treated as “unrestricted” on terms consistent with documentation for recent transactions for companies owned by the Sponsor.

Other Terms.  The Permanent Credit Facilities will contain representations and warranties and affirmative and negative covenants, in each case consistent with documentation for recent transactions for companies owned by the Sponsor, including restrictions on asset sales and changes of business and ownership, mergers and acquisitions, dividends and stock repurchases and redemptions, indebtedness, investments, liens and further negative pledges, transactions with affiliates, hedging agreements, amendments or prepayments of subordinated indebtedness or indebtedness under the second lien term loan facility, modifications and waivers of material documents and changes to the fiscal year. The Permanent Credit Facilities will require compliance with a maximum senior secured leverage ratio and the first lien term loan facility and revolving credit facility will also require compliance with a minimum consolidated net cash interest coverage ratio. The Permanent Credit Facilities will include customary events of default, including, with respect to the first lien term loan facility and revolving credit facility, a change of control.

THE OFFER IS NOT CONDITIONED ON THE PURCHASER OBTAINING FINANCING.

13.	DIVIDENDS AND DISTRIBUTIONS.

The Merger Agreement provides that, between the date of the Merger Agreement and the date on which a majority of the Company’s directors are designees of Parent or Purchaser, without the prior written consent of Parent, the Company may not make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire or encumber, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except in connection with cashless exercises or similar transactions pursuant to the exercise of stock options or other awards issued and outstanding as of the date of the Merger Agreement under any company stock plans or permitted under the Merger Agreement to be granted after the date of the Merger Agreement; provided that the Company may continue to pay regular quarterly cash dividends on the Shares consistent with past practice (not to exceed $0.05 per share per quarter).

14.	CERTAIN CONDITIONS TO THE OFFER.

Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Parent’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may, to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment of any tendered Shares if, as of the Expiration Date:

•	A number of Shares which represents more than one-half of the number of Shares outstanding on a fully diluted basis has not been validly tendered and not withdrawn prior to the expiration of the Offer (the “Minimum Condition”).

•	The Company shall not have in all material respects performed all obligations and complied with all covenants required by the Merger Agreement to be performed or complied with by it prior to the expiration date of the Offer, and such failure to perform shall not have been cured prior to the Expiration Date.

•	There occurs and is continuing a “Company Material Adverse Effect” (as defined in the Merger Agreement).

•	A governmental entity shall have enacted, issued or entered any restraining order, injunction or similar order or legal restraint or prohibition which remains in effect that enjoins or otherwise prohibits consummation of the Offer or the Merger.

•	The Merger Agreement shall have been terminated by the Company, Purchaser or Parent in accordance with its terms.

•	Any of the representations and warranties of the Company shall not be true and correct in all respects as of the date upon which such representations and warranties must be true and correct except (subject to certain exceptions as specified in the Merger Agreement) where the failure to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect.

Subject to the limitations contained in the Merger Agreement, the foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Purchaser in whole or in part at any time and from time to time, in each case except for the Minimum Condition, in the exercise of the reasonable good faith judgment of Purchaser and subject to the terms of the Merger Agreement. The failure by Purchaser at any time to exercise any of the foregoing rights is not a waiver of any right.

15.	CERTAIN LEGAL MATTERS; REQUIRED REGULATORY APPROVALS.

General.  Except as otherwise set forth in this Offer to Purchase, Parent and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser or Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or Parent pursuant to the Offer. In addition, except as set forth below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Parent’s and Purchaser’s acquisition or ownership of the Shares.

Antitrust Compliance.  Under the Hart-Scott-Rodino Act and the rules and regulations promulgated thereunder, the Merger may not be completed until the expiration of a 30-day waiting period following the filing of notification and report forms with the Federal Trade Commission (which we refer to as the “FTC”) and the Antitrust Division of the U.S. Department of Justice (which we refer to as the “Antitrust Division”) by the Company and Purchaser, unless a request for additional information and documentary material is received from the FTC or the Antitrust Division or unless early termination of the waiting period is granted. The parties filed their respective notification and report forms with the FTC and the Antitrust Division under the Hart-Scott-Rodino Act on December 20, 2006 and on January 3, 2006, the FTC granted early termination of the 30-day Hart-Scott-Rodino Act waiting period.

State Takeover Laws.  A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Company board of directors has irrevocably taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

Litigation.  On December 19, 2006, Call4U, Ltd. filed a complaint captioned Call4U, Ltd. v. ElkCorp., et al., C.A. No. 2623-N, in the Court of Chancery of the State of Delaware, Newcastle County. The complaint alleges that the plaintiff has brought the action on his own behalf and as a class action on behalf of all owners of the Company’s common stock and their successors in interest, except defendants and their affiliates, and names as defendants the Company, its directors, and The Carlyle Group. The Call4U Complaint alleges that the director defendants breached their fiduciary duties in connection with the Company’s entry into the Original Merger Agreement, and that The Carlyle Group aided and abetted those breaches of duty, and seeks relief including, among other things, preliminary and permanent injunctions prohibiting consummation of the merger under the Original Merger Agreement and an accounting for damages and profits.

On December 27, 2006, William E. Wetzel filed a complaint captioned William E. Wetzel v. Thomas D. Karol, et al., Cause No. CC-06-18562-B, in the County Court of Dallas County at Law No. 2, Dallas County, Texas. The complaint alleges that it is a shareholder derivative action on behalf of the Company as nominal defendant, and names as defendants the Company’s directors and The Carlyle Group. The complaint alleges that the director defendants breached their fiduciary duties and aided and abetted breaches of fiduciary duties in connection with the Company’s entry into the Original Merger Agreement, and that The Carlyle Group aided and abetted those breaches of duty, and seeks relief including, among other things, an injunction prohibiting consummation of the merger under the Original Merger Agreement, declaratory relief, and imposition of a constructive trust upon any benefits improperly received by the defendants.

16.	CERTAIN FEES AND EXPENSES.

Merrill Lynch & Co. has been retained by the Purchaser as Dealer Manager in connection with the Offer. The Purchaser has agreed to pay Merrill Lynch & Co. reasonable and customary compensation for its services and will reimburse them for certain out-of-pocket expenses. The Purchaser has agreed to indemnify Merrill Lynch & Co. and related parties against certain liabilities and expenses in connection with its engagement, including certain liabilities under the United States federal securities laws.

Innisfree M&A Incorporated has been retained by the Purchaser as Information Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward material relating to the Offer to beneficial owners. Customary compensation will be paid for all such services in addition to reimbursement of reasonable out-of-pocket expenses. The Purchaser has agreed to indemnify the Information Agent against certain liabilities and expenses, including liabilities under the federal securities laws.

Mellon Investor Services LLC has been retained by the Purchaser as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses in connection therewith.

Except as set forth above, the Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies and other nominees will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

17.	MISCELLANEOUS.

The Offer is being made solely by this Offer to Purchase and the related Letter of Transmittal and is being made to all holders of the Shares (excluding Shares beneficially owned by the Purchaser). This Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of this Offer or the acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. The Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Parent and the Purchaser have filed with the Commission a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations promulgated under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the same places and in the same manner as set forth in Section 8.

CGEA HOLDINGS, INC.

CGEA INVESTOR, INC.

January 18, 2007

Schedule I

INFORMATION CONCERNING MEMBERS OF THE BOARD OF DIRECTORS AND
THE EXECUTIVE OFFICERS OF PARENT AND PURCHASER AND CONTROL PERSONS

Set forth below are the name, business address and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of the directors and officers of Parent and Purchaser and their noteworthy affiliates. The business address of each person listed below is 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington DC 20004.

The sole officers and directors of Parent and Purchaser are Messrs. Sameer Bhargava and Glenn A. Youngkin. Parent is a wholly owned subsidiary of Carlyle Partners IV, L.P., a Delaware limited partnership which is referred to in the Offer to Purchase as the Sponsor. TCG Holdings, L.L.C exercises investment discretion and control over the Sponsor through a series of direct and indirect subsidiaries organized as limited liability companies and limited partnerships. TCG Holdings, L.L.C. is managed by a three-person managing board and all board action relating to the Sponsor requires the approval of a majority of the board. The members of the managing board of TCG Holdings, L.L.C. are Messrs. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein.

None of the persons listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws. All persons listed below are citizens of the United States.

Name	Current Principal Occupation or Employment and Five-Year Employment History

1. Parent and Purchaser
Sameer Bhargava	Currently, Mr. Bhargava is the Vice President, Secretary, Treasurer and a director of CGEA Investor, Inc. and CGEA Holdings, Inc. Since January 2007, Mr. Bhargava has served as Principal at The Carlyle Group. From May 2003 to December 2006, Mr. Bhargava served as Vice-President at The Carlyle Group. From September 2000 until May 2003, Mr. Bhargava served as an Associate at Bain Capital, 111 Huntington Avenue, Boston, MA 02199.
Glenn A. Youngkin	Currently, Mr. Youngkin is the President and a director of CGEA Investor, Inc. and CGEA Holdings, Inc. Since January 2006, Mr. Youngkin has served as Managing Director, Global Head-Industrials, at The Carlyle Group. From January 2000 to December 2005, Mr. Youngkin served as Managing Director at The Carlyle Group, 57 Barclay Square, London, W1J 6ER United Kingdom.
2. Sponsor
William E. Conway, Jr.	Mr. Conway is a Founding Partner and Managing Director and is based in Washington, DC and has served in this capacity since Carlyle’s inception in 1987.
Daniel A. D’Aniello	Mr. D’Aniello is a Founding Partner and Managing Director and is based in Washington, DC and has served in this capacity since Carlyle’s inception in 1987.
David M. Rubenstein	Mr. Rubenstein is a Founding Partner and Managing Director and is based in Washington, DC and has served in this capacity since Carlyle’s inception in 1987.

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